UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month November 2015

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .               .

Grifols, S.A.

Item		Sequential Page Number

1.	Distribution to Security Holders, dated November 4, 2015.	2

This Form 6-K is hereby incorporated by reference into Grifols, S.A.’s registration statement on Form F-3 (Registration Number 333-188074) to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Grifols, S.A. and Subsidiaries Condensed Consolidated Interim Financial Statements 30 September 2015 (Together with the Report of Independent Registered Public Accounting Firm)

KPMG Auditores, S.L. Torre Realia Placa d’Europa, 41 08908 L’Hospitalet de Llobrecat Barcelona

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Grifols, S.A.

We have reviewed the accompanying condensed consolidated balance sheet of Grifols, S.A. and subsidiaries (the “Company”) as of September 30, 2015, and the related condensed consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the three- and nine-month periods ended September 30, 2015 and 2014. These condensed consolidated interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board.

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Grifols, S.A. and subsidiaries as of December 31, 2014, and the related consolidated statements of profit or loss, comprehensive income, changes in consolidated equity, and cash flows for the year then ended (not presented herein); and in our report dated April 1, 2015, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2014, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

KPMG Auditores, S.L.

/s/ KPMG Auditores, S.L.

Barcelona, Spain

November 2, 2015

KPMG Auditores S.L. a limited liability Spanish Company	Reg. Mar Madrid, T. 11.961, F.90,
and a member firm of the KPMG network of independent	Sec. 8, H. M -188.007, Inscrip.9
member firms affiliated with KPMG International Cooperative	N.I.F. B-78510153
(“KPMG International”), a Swiss entity.

GRIFOLS, S.A. and Subsidiaries

Notes to Condensed Consolidated Interim Financial Statements for the

three- and nine-month period ended 30 September 2015

CONTENTS

•	Condensed Consolidated Interim Financial Statements

	•	Balance Sheet
	•	Statement of Profit or Loss
	•	Statement of Comprehensive Income
	•	Statement of Cash Flows
	•	Statement of Changes in Equity

•	Notes to Condensed Consolidated Interim Financial Statements

	(1)	General Information
	(2)	Basis of Presentation and Accounting Principles Applied
	(3)	Changes in the composition of the Group
	(4)	Financial Risk Management Policy
	(5)	Segment Reporting
	(6)	Goodwill
	(7)	Other Intangible Assets and Property, Plant and Equipment
	(8)	Non-Current Financial Assets
	(9)	Trade and Other Receivables
	(10)	Equity
	(11)	Financial Liabilities
	(12)	Expenses by Nature
	(13)	Finance Result
	(14)	Taxation
	(15)	Discontinued Operations
	(16)	Contingencies and Commitments
	(17)	Financial Instruments
	(18)	Related Parties
	(19)	Subsequent Events

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

as of 30 September 2015 and 31 December 2014
(Expressed in thousands of Euros)

Assets	30/09/15	31/12/14
	(unaudited)

Non-current assets
Goodwill (note 6)	3,434,748	3,174,732
Other intangible assets (note 7)	1,138,643	1,068,361
Property, plant and equipment (note 7)	1,582,389	1,147,782
Investments in equity accounted investees (note 3)	80,104	54,296
Non-current financial assets (note 8)	34,164	9,011
Deferred tax assets	67,285	82,445
Total non-current assets	6,337,333	5,536,627

Current assets
Inventories	1,359,483	1,194,057
Trade and other receivables
Trade receivables (note 9)	425,785	500,752
Other receivables (note 9)	60,175	35,403
Current tax assets	66,326	79,593
Trade and other receivables	552,286	615,748
Other current financial assets	779	502
Other current assets	36,834	23,669
Cash and cash equivalents	891,848	1,079,146
Total current assets	2,841,230	2,913,122

Total assets	9,178,563	8,449,749

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets
as of 30 September 2015 and 31 December 2014
(Expressed in thousands of Euros)

Equity and liabilities	30/09/15	31/12/14
	(unaudited)

Equity
Share capital (note 10)	119,604	119,604
Share premium (note 10)	910,728	910,728
Reserves (note 10)	1,371,061	1,088,337
Treasury stock (note 10)	(58,575)	(69,252)
Interim dividend	—	(85,944)
Profit for the period / year attributable to the Parent	401,609	470,253
Total	2,744,427	2,433,726
Cash flow hedges	251	(15,811)
Other comprehensive Income	3,325	(406)
Translation differences	450,388	240,614
Accumulated other comprehensive income	453,964	224,397
Equity attributable to the Parent	3,198,391	2,658,123
Non-controlling interests	4,626	4,765
Total equity	3,203,017	2,662,888

Liabilities
Non-current liabilities
Grants	13,249	6,781
Provisions	6,692	6,953
Non-current financial liabilities (note 11)	4,391,885	4,154,630
Deferred tax liabilities	588,274	538,786
Total non-current liabilities	5,000,100	4,707,150

Current liabilities
Provisions	119,585	115,985
Current financial liabilities (note 11)	251,756	194,726
Group companies and associates	376	3,059
Trade and other payables
Suppliers	351,816	439,631
Other payables	77,302	90,965
Current income tax liabilities	39,453	87,462
Total trade and other payables	468,571	618,058
Other current liabilities	135,158	147,883
Total current liabilities	975,446	1,079,711
Total liabilities	5,975,546	5,786,861

Total equity and liabilities	9,178,563	8,449,749

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Profit or Loss

for each of the three- and nine- month periods ended 30 September 2015 and 2014

(Expressed in thousands of Euros)

	Nine-Months’ Ended		Three-Months’ Ended
	30/09/15	30/09/14	30/09/15	30/09/14
	(unaudited)		(unaudited)

Continuing Operations
Net revenue (note 5)	2,871,762	2,438,090	971,197	827,310
Cost of sales	(1,462,367)	(1,181,719)	(488,618)	(400,345)
Gross Margin	1,409,395	1,256,371	482,579	426,965
Research and Development	(158,134)	(127,539)	(54,198)	(42,345)
Sales, General and Administration expenses	(533,253)	(497,611)	(181,061)	(170,733)
Operating Expenses	(691,387)	(625,150)	(235,259)	(213,078)
Operating Results	718,008	631,221	247,320	213,887
Finance income	4,265	2,202	1,202	917
Finance expenses	(179,798)	(171,242)	(60,458)	(53,693)
Change in fair value of financial instruments	(18,792)	(14,887)	(6,932)	(5,964)
Exchange losses	(3,295)	(18,432)	3,790	(19,301)
Finance Result (note 13)	(197,620)	(202,359)	(62,398)	(78,041)
Share of losses of equity accounted investees	(3,603)	(2,935)	(2,220)	508
Profit before tax	516,785	425,927	182,702	136,354
Income tax profit/(losses) (note 14)	(116,277)	(89,445)	(42,779)	(22,843)
Profit after income tax from continuing operations	400,508	336,482	139,923	113,511
Consolidated profit for the period	400,508	336,482	139,923	113,511
Profit attributable to equity holders of the Parent	401,609	338,985	140,104	114,150
Loss attributable to non-controlling interest	(1,101)	(2,503)	(181)	(639)
Basic earnings per share (Euros)	1.17	0.99	0.41	0.33
Diluted earnings per share (Euros)	1.17	0.99	0.41	0.33

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

for each of the three- and nine-month periods ended 30 September 2015 and 2014
(Expressed in thousands of Euros)

	Nine-Months’ Ended		Three-Months’ Ended
	30/09/15	30/09/14	30/09/15	30/09/14
	(unaudited)		(unaudited)

Consolidated profit for the period	400,508	336,482	139,923	113,511
Items for reclassification to profit or loss
Foreign currency translation differences for foreign operations	207,665	218,810	(17,140)	200,914
Equity accounted investees	1,372	902	(48)	931
Cash flow hedges - effective part of changes in fair value	42,713	23,939	13,185	10,247
Cash flow hedges - amounts taken to profit and loss	(18,792)	(14,662)	(6,132)	(6,072)
OCI: equity-settled compensation (note 16)	4,052	—	4,052	—
Others	(321)	—	—	—
Tax effect	(7,859)	(1,583)	(4,936)	(521)
Other comprehensive income for the period, after tax	228,830	227,406	(11,019)	205,499
Total comprehensive income and for the period	629,338	563,888	128,904	319,010
Total comprehensive income attributable to the Parent	631,176	566,066	129,702	319,518
Total comprehensive expense attributable to non-controlling interests	(1,838)	(2,178)	(798)	(508)
Total comprehensive income for the period	629,338	563,888	128,904	319,010

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

for each of the nine-month periods ended 30 September 2015 and 2014

(Expressed in thousands of Euros)

	30/09/15	30/09/14
	(unaudited)

Cash flows from operating activities
Profit before tax	516,785	425,927
Adjustments for:	340,208	385,699
Amortisation and depreciation	138,805	138,535
Other adjustments:	201,403	247,164
Losses on equity accounted investments	3,603	2,935
Net provision changes	(3,975)	1,133
Loss / (profit) on disposal of fixed assets	5,514	1,592
Government grants taken to income	1,100	(471)
Finance expense/income	192,005	177,869
Other adjustments	3,156	64,106
Changes in capital and assets	(180,648)	765
Change in inventories	(80,575)	(71,124)
Change in trade and other receivables	74,347	(19,268)
Change in current financial assets and other current assets	(11,816)	(1,435)
Change in current trade and other payables	(162,604)	92,592
Other cash flows from operating activities	(243,953)	(156,503)
Interest paid	(116,513)	(124,768)
Interest received	3,459	2,582
Income tax paid	(130,899)	(34,317)
Net cash from operating activities	432,392	655,888

Cash flows from investing activities
Payments for investments	(574,613)	(1,450,447)
Group companies and business units (note 3 and note 8)	(58,040)	(1,234,952)
Property, plant and equipment and intangible assets	(499,815)	(207,961)
Property, plant and equipment	(464,018)	(169,543)
Intangible assets	(35,797)	(38,418)
Other financial assets	(16,758)	(7,534)
Proceeds from the sale of property, plant and equipment	14,148	14,668
Net cash used in investing activities	(560,465)	(1,435,779)

Cash flows from financing activities
Proceeds from and payments for equity instruments	12,695	(61,328)
Acquisition of treasury stock	(58,457)	(61,328)
Disposal of treasury stock	71,152	—
Proceeds from and payments for financial liability instruments	(42,341)	1,243,771
Issue	77,371	5,186,482
Redemption and repayment	(119,712)	(3,942,711)
Dividends and interest on other equity instruments paid	(97,157)	(70,063)
Dividends paid	(102,157)	(70,063)
Dividend received	5,000	—
Other cash flows from financing activities	(13,168)	(174,264)
Costs of financial instruments issued	—	(183,252)
Other collections from financing activities	(13,168)	8,988
Net cash from / (used in) financing activities	(139,971)	938,116
Effect of exchange rate fluctuations on cash and cash equivalents	80,746	50,702
Net increase in cash and cash equivalents	(187,298)	208,927
Cash and cash equivalents at beginning of the period	1,079,146	708,777
Cash and cash equivalents at end of period	891,848	917,704

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Equity

for each of the nine-month periods ended 30 September 2015 and 2014
(Expressed in thousands of Euros)

	Attributable to equity holders of the Parent
										Equity
				Profit attributable			Other comprehensive income			attributable
	Share	Share		to	Interim	Treasury	Translation	other comprehensive	Cash flow	to	Non-controlling
	capital	premium	Reserves(*)	Parent	dividend	Stock	differences	income	hedges	Parent	interests	Equity

Balances at 31 December 2013	119,604	910,728	883,415	345,551	(68,755)	0	(63,490)	—	(25,791)	2,101,262	5,942	2,107,204
Translation differences	—	—	—	—	—	—	219,387	—	—	219,387	325	219,712
Cash flow hedges	—	—	—	—	—	—	—	—	7,694	7,694	—	7,694
Other comprehensive income for the period	0	0	0	0	0	0	219,387	0	7,694	227,081	325	227,406
Profit/(loss) for the period	—	—	—	338,985	—	—	—	—	—	338,985	(2,503)	336,482
Total comprehensive income for the period	0	0	0	338,985	0	0	219,387		7,694	566,066	(2,178)	563,888

Net change in treasury stock (note 10)	—	—	—	—	—	(61,328)	—	—	—	(61,328)	—	(61,328)
Acquisition of non-controlling interests	—	—	(1,706)	—	—	—	—	—	—	(1,706)	1,740	34
Other changes	—	—	(68)		—	—	—	—	—	(68)	—	(68)
Distribution of 2013 profit
Reserves	—	—	275,488	(275,488)	—	—	—	—	—	0	—	0
Dividends	—	—	—	(70,063)	—	—	—	—	—	(70,063)	—	(70,063)
Interim dividend	—	—	(68,755)	—	68,755	—	—	—	—	0	—	0
Operations with equity holders or owners	0	0	204,959	(345,551)	68,755	(61,328)	0	0	0	(133,165)	1,740	(131,425)
Balances at 30 September 2014 (unaudited)	119,604	910,728	1,088,374	338,985	0	(61,328)	155,897	0	(18,097)	2,534,163	5,504	2,539,667

Balances at 31 December 2014	119,604	910,728	1,088,337	470,253	(85,944)	(69,252)	240,614	(406)	(15,811)	2,658,123	4,765	2,662,888
Translation differences	—	—	—	—	—	—	209,774	—	—	209,774	(737)	209,037
Cash flow hedges	—	—	—	—	—	—	—	(321)	16,062	15,741	—	15,741
OCT: equity-settled compensation ( note 16 )	—	—	—	—	—	—	—	4,052	—	4,052	—	4,052
Other comprehensive income for the period	0	0	0	0	0	0	209,774	3,731	16,062	229,567	(737)	228,830
Profit/(loss) for the period	—	—	—	401,609	—	—	—	—	—	401,609	(1,101)	400,508
Total comprehensive income for the period	0	0	0	401,609	0	0	209,774	3,731	16,062	631,176	(1,838)	629,338

Net change in treasury stock (note 10)	—	—	2,018	—	—	10,677	—	—	—	12,695	—	12,695
Acquisition of non-controlling interests	—	—	(1,770)	—	—	—	—	—	—	(1,770)	1,767	(3)
Other changes	—	—	324	—	—	—	—	—	—	324	(68)	256
Distribution of 2014 profit								—
Reserves	—	—	368,096	(368,096)	—	—	—	—	—	0		0
Dividends	—	—	—	(102,157)	—	—	—	—	—	(102,157)	—	(102,157)
Interim dividend	—	—	(85,944)	—	85,944	—	—	—	—	0	—	0
Operations with equity holders or owners	0	0	282,724	(470,253)	85,944	10,677	0	0	0	(90,908)	1,699	(89,209)

Balances at 30 September 2015 (unaudited)	119,604	910,728	1,371,061	401,609	0	(58,575)	450,388	3,325	251	3,198,391	4,626	3,203,017

(*) Reserves include accumulated earnings and other reserves

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2015

(1)         General Information

Grifols, S.A (hereinafter, Grifols, the Company or the Parent Company) was founded in Spain on 22 June 1987 as a limited liability company for an indefinite period of time. Its registered and fiscal address is in Barcelona (Spain). The Company’s statutory activity consists of providing corporate and business administrative, management and control services, as well as investing in assets and property. The Company’s principal activity consists of rendering administrative, management and control services to its subsidiaries.

All the Company’s shares are listed in the Barcelona, Madrid, Valencia, and Bilbao stock exchanges and on the Spanish electronic market. Class B shares began quotation on the NASDAQ (United States) and on the Automated Quotation System in Spain on 2 June 2011.

Grifols, S.A. is the parent company of the Group (hereinafter the Group) which acts on an integrated basis under a common management and whose main activity is the procurement, manufacture, preparation, and sale of therapeutic products, particularly haemoderivatives.

The main manufacturing facilities of the Spanish companies of the Group are located in Parets del Vallés (Barcelona) and Torres de Cotillas (Murcia), while those of the North American companies are located in Los Angeles (California, USA), Clayton (North Carolina, USA) and Emeryville (San Francisco, USA).

(2)         Basis of Presentation and Accounting Principles Applied

These condensed consolidated interim financial statements for the three and nine-month period ended 30 September 2015 have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB), and in particular in accordance with IAS 34 Interim Financial Reporting, which for Grifols Group purposes, are identical to the standards as endorsed by the European Union (IFRS-EU). They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group for the year ended 31 December 2014.

The Board of Directors of Grifols, S.A. authorised these condensed consolidated interim financial statements for issue at their meeting held on 23 October 2015.

Amounts contained in these condensed consolidated interim financial statements are expressed in thousands of Euros.

The condensed consolidated interim financial statements of Grifols for the three- and nine-month period ended 30 September 2015 have been prepared based on the accounting records maintained by Grifols and subsidiaries.

Accounting principles and basis of consolidation applied

The accounting principles and basis of consolidation applied in the preparation of these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended 31 December 2014.

The application of these standards has not had a significant impact on the condensed consolidated interim financial statements.

At the date of presentation of these condensed consolidated interim financial statements, the following IFRS standards and IFRIC interpretations have been issued by the IASB but their application is not mandatory:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2015

Mandatory application for annual
periods beginning on or after:
Standards		IASB effective date

IAS 16 IAS 38	Clarification of Acceptable Methods of Depreciation and Amortisation (issued on 12 May 2014)	1 January 2016
IFRS 11	Accounting for Acquisitions of Interests in Joint Operations (issued on 6 May 2014)	1 January 2016
IFRS 14	Regulatory Deferral Accounts (issued on 30 January 2014)	1 January 2016
IAS 27	Equity Method in Separate Financial Statements (issued on 12 August 2014)	1 January 2016
IFRS 10	Sale or Contribution of Assets between an investor and its	1 January 2016
IAS 28	Associate or Joint Venture (issued on 11 September 2014)	(to be amended)
Various	Annual Improvements to IFRSs 2012-2014 cycle (issued on 25 September 2014)	1 January 2016
IFRS 10 IFRS 12 IAS 28	Investment entities: applying the Consolidation Exception (issued on 18 December 2014)	1 January 2016
IAS 1	Disclosure Initiative (issued on 18 December 2014)	1 January 2016
IFRS 15	Revenue from contracts with customers (issued on 28 May 2014)	1 January 2018
IFRS 9	Financial instruments (issued on 24 july 2014)	1 January 2018

The Group has not applied any of the standards or interpretations issued prior to their effective date.

The Company’s Directors do not expect that any of the above amendments will have a significant effect on the condensed consolidated interim financial statements.

Responsibility regarding information, estimates, and relevant judgments in the application of accounting policies

The information contained in these condensed consolidated interim financial statements for the three- and nine-month period ended 30 September 2015 is the responsibility of the Directors of the Company. The preparation of condensed consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of Group accounting policies. The following notes include a summary of the relevant accounting estimates and judgements used to apply accounting policies which have the most significant effect on the accounts recognised in these condensed consolidated interim financial statements.

•                  The assumptions used for calculation of the fair value of financial instruments, in particular, financial derivatives. Financial derivatives are measured based on observable market data (level 2 of fair value hierarchy) (see note 17). The Senior Unsecured Notes and senior secured debt are valued at their quoted price in active markets (level 1 in the fair value hierarchy). Regarding the valuation of derivative instruments, the selection of the appropriate data within the alternatives requires the use of judgement in qualitative factors such as, which methodology and valuation models are used, and in quantitative factors, data required to be included within the chosen models.

•                  The assumptions used to test non-current assets and goodwill for impairment. Relevant cash generating units are tested annually for impairment. These are based on risk-adjusted future

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2015 cash flows discounted using appropriate interest rates. Assumptions relating to risk-adjusted future cash flows and discount rates are based on business forecasts and are therefore inherently subjective. Future events could cause a change in business forecasts, with a consequent adverse effect on the future results of the Group. To the extent considered a reasonably possible change in key assumptions could result in an impairment of goodwill, a sensitivity analysis has been disclosed in note 7 of the consolidated financial statements as at and for the year ended 31 December 2014 to show the effect of changes to these assumptions and the effect of the cash generating unit (CGU) on the recoverable amount.

•                  Useful lives of property, plant and equipment and intangible assets. The estimated useful lives of each category of property, plant and equipment and intangible assets are set out in notes 4(g) and 4(h) of the consolidated financial statements as at and for the year ended 31 December 2014. Although estimates are calculated by the Company’s management based on the best information available at the reporting date, future events may require changes to these estimates in subsequent years. Given the variety and large number of individual items of property, plant and equipment it is not considered likely that a reasonably possible change in the assumptions applicable to any individual item or specific class of assets would lead to a material adverse effect. Potential changes to the useful lives of intangible assets are mainly related to the currently marketed products and the useful lives will depend on the life cycle of the same. No significant changes to useful lives are expected. Adjustments made in subsequent years are recognised prospectively.

•                  Evaluation of the effectiveness of hedging derivatives. The key assumption relates to the measurement of the effectiveness of the hedge. Hedge accounting is only applicable when the hedge is expected to be highly effective at the inception of the hedge and, in subsequent years, in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, throughout the period for which the hedge was designated (prospective analysis) and the actual effectiveness, which can be reliably measured, is within a range of 80%-125% (retrospective analysis) (see note 17).

•                  Evaluation of the nature of leases (operating or finance). The Group analyses the conditions of the lease contracts at their inception in order to conclude if the risks and rewards have been transferred. If the lease contract is renewed or amended the Group conducts a new evaluation.

•                  Assumptions used to determine the fair value of assets, liabilities and contingent liabilities related to business combinations.

•                  Evaluation of the capitalisation of development costs. The key assumption is related to the estimation of sufficient future economic benefits of the projects.

•                  Evaluation of provisions and contingencies. Key assumptions relate to the evaluation of the likelihood of an outflow of resources due to a past event, as well as to the evaluation of the best estimate of the likely outcome. These estimates take into account the specific circumstances of each dispute and relevant external advice and therefore are inherently subjective and could change substantially over time as new facts arise and each dispute progresses. Details of the status of various uncertainties involved in significant unresolved disputes are set out in note 16.

•                  Evaluation of the recoverability of receivables from public entities in countries facing liquidity problems, specifically in Italy, Greece, Portugal and Spain. The key assumption is the estimation of the amounts expected to be collected from these public entities.

•                  Evaluation of the recoverability of tax credits, including tax loss carryforwards and rights for deductions. Deferred tax assets are recognized to the extent that future taxable profits will be available against which the temporary differences can be utilized, based on management’s assumptions relating to the amount and timing of future taxable profits. Capitalization of

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2015 deferred tax assets relating to investments in Group companies depends on whether they will reverse in the foreseeable future.

No changes have been made to prior year judgements relating to existing uncertainties.

The Group is also exposed to interest rate and currency risks.

Grifols’ management does not consider that there are any assumptions or causes for uncertainty in the estimates which could imply a significant risk of material adjustments arising in the next financial year.

The estimates and relevant judgments used in the preparation of these condensed consolidated interim financial statements do not differ from those applied in the preparation of the consolidated financial statements as at and for the year ended 31 December 2014.

Seasonality of transactions during this period

Given the nature of the activities conducted by the Group, there are no factors that determine any significant seasonality in the Group’s operations that could affect the interpretation of these condensed consolidated interim financial statements for the three- and nine-month period ended 30 September 2015 in comparison with the financial statements for a full fiscal year.

Relative importance

When determining the information to be disclosed in these Notes, in accordance with IAS 34, the relative importance in relation to these condensed consolidated interim financial statements has been taken into account.

(3)         Changes in the composition of the Group

For the preparation of its condensed consolidated interim financial statements, the Group has included its investments in all subsidiaries, associates and joint ventures. Appendix I of the consolidated financial statements as at 31 December 2014 lists the subsidiaries, associates and joint ventures in which Grifols, S.A. holds a direct or indirect stake and that were included in the scope of consolidation at that date.

The main changes in the scope of consolidation during the interim period ended 30 September 2015 are detailed below:

•                  On March 4, 2015, the Group has acquired 47.58% of the equity of Alkahest, Inc. (“Alkahest”) for US Dollar 37.5 million in the form of a cash payment in exchange for 47.58% of Alkahest’s shares following the closing of the transaction. In addition Grifols will provide a further payment of US Dollar 12.5 million as collaboration fees and fund the development of plasma-based products, which may be commercialized by the Group throughout the world. Alkahest will receive milestone payments and royalties on sales of such products by Grifols. This investment has been accounted for using the equity method.

(4)         Financial Risk Management Policy

At 30 September 2015 the Group’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements for the year ended 31 December 2014.

(5)         Segment Reporting

The distribution by business segments of the Group’s net revenues and consolidated income for the three- and nine- month periods ended 30 September 2015 and 30 September 2014 is as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2015

	Net revenues (Thousands of Euros)
	Nine-Months’	Nine-Months’	Three-Months’	Three-Months’
	Ended 30	Ended 30	Ended 30	Ended 30
Segments	September 2015	September 2014	September 2015	September 2014

Bioscience	2,212,255	1,823,306	754,862	615,070
Hospital	72,002	70,975	22,726	21,424
Diagnostic	509,506	452,805	165,519	159,259
Raw materials + Other	77,999	91,004	28,090	31,557
	2,871,762	2,438,090	971,197	827,310

	Profit/(loss) (Thousands of Euros)
	Nine-Months’	Nine-Months’	Three-Months’	Three-Months’
	Ended 30	Ended 30	Ended 30	Ended 30
Segments	September 2015	September 2014	September 2015	September 2014

Bioscience	661,619	614,928	231,683	205,430
Hospital	(3,709)	(3,979)	(2,049)	(2,866)
Diagnostic	65,002	59,715	15,822	23,521
Raw materials + Other	53,669	45,532	19,027	15,125
Total income of reported segments	776,581	716,196	264,483	241,210
Unallocated expenses plus net financial result	(259,796)	(290,268)	(81,781)	(104,853)
Profit before income tax from continuing operations	516,785	425,928	182,702	136,357

(6)         Goodwill

Details and movement in goodwill during the nine-month period ended 30 September 2015 is as follows:

		Thousands of Euros
		Balance at	Translation	Balance at
	Segment	31/12/2014	differences	30/09/2015
Net value

Grifols UK,Ltd. (UK)	Bioscience	8,822	483	9,305
Grifols Italia,S.p.A. (Italy)	Bioscience	6,118	—	6,118
Biomat USA, Inc. and Plasmacare, Inc. (USA)	Bioscience	167,602	14,033	181,635
Grifols Australia Pty Ltd.(Australia) /Medion Diagnostic AG(Switzerland)	Diagnostic	9,713	(238)	9,475
Grifols Therapeutics, Inc (USA)	Bioscience	1,830,315	153,248	1,983,563
Araclon Biotech, S.L. (Spain)	Diagnostic	6,000	—	6,000
Progenika Biopharma, S.A. (Spain)	Diagnostic	40,516	—	40,516
Grifols Diagnostic (Novartis) (USA, Switzerland and Hong Kong)	Diagnostic	1,105,646	92,490	1,198,136
		3,174,732	260,016	3,434,748

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2015

Impairment testing:

As a result of the acquisition of Talecris in 2011, and for impairment testing purposes, the Group combines the CGUs allocated to the Bioscience segment, grouping them together at segment level, because substantial synergies arose on the acquisition of Talecris, and in light of the vertical integration of the business and the lack of an independent organised market for the products. Because the synergies benefit the Bioscience segment globally they cannot be allocated to individual CGUs. The Bioscience segment represents the lowest level to which goodwill is allocated and is subject to control by Group management for internal control purposes.

Due to the acquisition of Novartis’ Diagnostic business unit in 2014, the Group decided to group Araclon, Progenika and Australia into a single CGU for the Diagnostic business since the acquisition will support not only the vertically integrated business but also cross-selling opportunities. In addition, for management purposes, the Group’s management is focused on the business more than geographical areas or individual companies.

At 30 September 2015, the Group did not identify any triggering event that would make it necessary to perform the impairment test of the respective CGU’s for this interim period.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2015

(7)         Other Intangible Assets and Property, Plant, and Equipment

Movement of Other Intangible Assets and Property, Plant and Equipment during the nine-month period ended 30 September 2015 is as follows:

	Thousands of Euros
	Other intangible	Property, plant
	assets	and equipment	Total
Total Cost at 31/12/2014	1,396,990	1,664,634	3,061,624
Total depreciation and amortization at 31/12/2014	(328,646)	(513,706)	(842,352)
Impairment at 31/12/2014	17	(3,146)	(3,129)
Balance at 31/12/2014	1,068,361	1,147,782	2,216,143

Cost

Additions	35,797	471,099	506,896
Disposals	(2,022)	(28,824)	(30,846)
Transfers	(115)	(270)	(385)
Translation differences	100,741	95,806	196,547
Total Cost at 30/09/2015	1,531,391	2,202,445	3,733,836

Depreciation & amortization

Additions	(47,196)	(91,609)	(138,805)
Disposals	991	10,193	11,184
Transfers	137	248	385
Translation differences	(18,066)	(22,217)	(40,283)
Total depreciation and amortization at 30/09/2015	(392,780)	(617,091)	(1,009,871)

Impairment

Additions	15	76	91
Translation differences	—	105	105
Impairment at 30/09/2015	32	(2,965)	(2,933)

Balance at 30/09/2015	1,138,643	1,582,389	2,721,032

At 30 September 2015 there are no indications that these assets have been impaired beyond recognized impairment.

Intangible assets acquired from Talecris mainly include currently marketed products. Identifiable intangible assets correspond to Gamunex and have been recognised at fair value at the acquisition date of Talecris and classified as currently marketed products. Intangible assets recognised comprise the rights on the Gamunex product, its commercialisation and distribution license, trademark, as well as relations with hospitals. Each of these components are closely linked and fully complementary, are subject to similar risks and have a similar regulatory approval process.

Intangible assets acquired from Progenika mainly include currently marketed products. Identifiable intangible assets correspond to blood, immunology and cardiovascular genotyping. These assets have been recognised at fair value at the acquisition date of Progenika and classified as currently marketed products.

The cost and accumulated amortisation of currently marketed products acquired from Talecris and Progenika at 30 September 2015 is as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2015

	Thousands of Euros
	Balance at		Translation	Balance at
	31/12/2014	Additions	differences	30/09/2015

Cost of currently marketed products - Gamunex	988,386	—	82,756	1,071,142
Cost of currently marketed products - Progenika	23,792	—	—	23,792
Accumulated amortisation of currently marketed products - Gamunex	(118,057)	(26,660)	(10,003)	(154,720)
Accumulated amortisation of currently marketed products - Progenika	(4,359)	(1,784)	—	(6,143)
Carrying amount of currently marketed products	889,762	(28,444)	72,753	934,071

The estimated useful life of the currently marketed products acquired from Talecris is considered limited, has been estimated at 30 years on the basis of the expected life cycle of the product (Gamunex)  and is amortised on a straight-line basis.

At 30 September 2015 the residual useful life of currently marketed products from Talecris is 25 years and 8 months (26 years and 8 months at 30 September 2014).

The estimated useful life of the currently marketed products acquired from Progenika is considered limited, has been estimated at 10 years on the basis of the expected life cycle of the product and is amortised on a straight-line basis.

At 30 September 2015 the residual useful life of currently marketed products from Progenika is 7 years and 5 months (8 years and 5 months at 30 September 2014).

The additions to property, plant and equipment relate mainly to the repurchase from related parties of industrial assets in the United States and Spain for a total amount of Euros 232 million (US Dollars 263 million) and Euros 45 million, respectively (see note 18). The Group has exercised the options to purchase some of the assets at fair value included in the corresponding sales and leaseback agreements.

In 2015, the Group sold a building acquired in 2014 to a related party for an amount of Euros 12 million, which corresponds to its acquisition price (see note 18).

(8)         Non-Current Financial Assets

On March 6, 2015, our subsidiary, Grifols Worldwide Operations Limited, subscribed Euros 25 million aggregate principal amount of 9% convertible bonds due 2018 issued by TiGenix. The Group indirectly own 21.30% of the common stock of TiGenix. As of the date of these condensed consolidated interim financial statements, Euros 25 million of the convertible bonds were outstanding. Interest on the convertible bonds is payable on September 6 and March 6 of each year, and as of the date of these condensed consolidated interim financial statements, TiGenix had paid us an amount of Euros 1,125 thousand on the convertible bonds.

During the periods or upon the events described in the indenture governing the convertible bonds, the convertible bonds are convertible into common stock of TiGenix. As of the date of these condensed consolidated interim financial statements, the conversion rate was 106,224.77 shares of TiGenix common stock per Euros 100,000 principal amount of convertible bonds.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2015

(9)         Trade and Other Receivables

At 30 September 2015, certain Spanish companies of the Grifols group had signed sales agreements for credit rights without recourse with certain financial institutions.

The total sum of credit rights sold without recourse, for which ownership was transferred to financial entities pursuant to the aforementioned agreements, amounts to Euros 545,538 thousand for the nine-month period ended at 30 September 2015 (Euros 304,993 thousand for the nine-month period ended 30 September 2014 and Euros 465,269 thousand at 31 December 2014).

The deferred collection equivalent to the amount pending to be received from a financial entity is presented in the balance sheet under “Other receivables” for an amount of Euros 4,303 thousand as at 30 September 2015 (Euros 5,434 thousand as at 31 December 2014) which does not differ significantly from their fair value and is also the amount of the maximum exposure to loss.

The finance cost of credit rights sold amounts to Euros 4,681 thousand for the nine-month period ended 30 September 2015 (Euros 4,353 thousand for the nine-month period ended 30 September 2014) (see note 13).

The recoverability of receivables from public entities in countries facing liquidity problems, specifically in Italy, Greece, Portugal and Spain, has not significantly changed compared to 31 December 2014.

(10)  Equity

Details of consolidated equity and changes are shown in the condensed consolidated statement of changes in equity, which forms part of the condensed consolidated interim financial statements.

(a)        Share Capital and Share Premium

At 30 September 2015 the Company’s share capital was represented by 213,064,899 Class A shares and 130,712,555 Class B shares.

(b)        Reserves

The availability of the reserves for distribution is subject to legislation applicable to each of the Group companies. At 30 September 2015, Euros 42,212 thousand equivalent to the carrying amount of development costs pending amortisation of certain Spanish companies (Euros 43,540 thousand at 31 December 2014) are, in accordance with applicable legislation, restricted reserves which cannot be distributed until these development costs have been amortised.

Companies in Spain are obliged to transfer 10% of each year’s profits to a legal reserve until this reserve reaches an amount equal to 20% of share capital. This reserve is not distributable to shareholders and may only be used to offset losses if no other reserves are available. Under certain conditions it may be used to increase share capital provided that the balance left on the reserve is at least equal to 10% of the nominal value of the total share capital after the increase.

At 30 September 2015 and 31 December 2014 the legal reserve of the Company amounts to Euros 23,921 thousand.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2015

(c)         Treasury Stock

Movement in Class A treasury stock during the nine-month period ended 30 September 2015 is as follows:

	No. of Class A shares	Thousand Euros
Balance at 1 January 2015	1,967,265	69,134
Disposals Class A shares	(1,967,265)	(69,134)
Balance at 30 September 2015	0	(2)

Movement in Class A treasury stock during the nine-month period ended 30 September 2014 is as follows:

	No. of Class A shares	Thousand Euros
Balance at 1 January 2014	0	0
Acquisitions Class A shares	1,699,455	61,328
Balance at 30 September 2014	1,699,455	61,328

Movement in Class B treasury stock during the nine-month period ended 30 September 2015 is as follows:

	No. of Class B shares	Thousand Euros
Balance at 1 January 2015	5,653	118
Acquisitions Class B shares	2,014,285	58,457
Disposals Class B shares	(653)	0
Balance at 30 September 2015	2,019,285	58,575

There were no movements in Class B treasury stock during the nine-month period ended 30 September 2014.

(d)        Allocation of profit

The profits of Grifols, S.A. and subsidiaries will be allocated as agreed by respective shareholders at their general meetings and the proposed allocation of the profit for the year ended 31 December 2014 is presented in the consolidated statements of changes in equity.

The dividends paid during the nine-month period ended 30 September 2015 are as follows:

	Nine-Months’ Ended 30 September 2015
	% over	Euros	Amount in
	par value	per shares	thousand of Euros
Ordinary Shares	59%	0.30	63,314
Non-voting shares	297%	0.30	38,843
Total Dividends Paid			102,157

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2015

The dividends paid during the nine-month period ended 30 September 2014 were as follows:

	Nine-Months’ Ended 30 September 2014
	% over	Euros	Amount in
	par value	per shares	thousand of Euros
Ordinary Shares	40%	0.20	42,613
Non-voting shares	200%	0.20	26,143
Non-voting shares (Preferred Dividend)	10%	0.01	1,307
Total Dividends Paid			70,063

(11)  Financial Liabilities

The detail of non-current financial liabilities at 30 September 2015 and 31 December 2014 is as follows:

	Thousands of Euros
Financial liabilities	30/09/2015	31/12/2014

Non-current obligations (a)	753,563	679,069
Senior secured debt (b)	3,581,927	3,358,341
Other loans	21,667	24,888
Finance lease liabilities	6,994	9,275
Financial derivatives (note 17)	—	34,486
Other non-current financial liabilities	27,734	48,571
Total non-current financial liabilities	4,391,885	4,154,630

Current obligations (a)	89,229	65,603
Senior secured debt (b)	68,201	52,402
Other loans	35,288	36,562
Finance lease liabilities	7,098	8,234
Financial derivatives (note 17)	12,786	—
Other current financial liabilities	39,154	31,925
Total current financial liabilities	251,756	194,726

On 17 March 2014 the Group concluded the refinancing process of its debt. The total debt refinanced amounts to US Dollars 5,500 million (Euros 4,075 million) and represents Grifols’ entire debt, including the US Dollars 1,500 million bridge loan obtained for the acquisition of Novartis’ transfusional diagnostics unit. Following the refinancing process, Grifols’ debt structure consists of a US Dollars 4,500 million long-term loan with institutional investors and banks segmented in two tranches (Term Loan A and Term Loan B), and a US Dollars 1,000 million bond issuance (Senior Unsecured Notes).

(a)    Senior Unsecured Notes

On 5 March 2014, Grifols Worldwide Operations Limited, a 100% subsidiary of Grifols, S.A., issued US Dollars 1,000 million Senior Unsecured Notes (the “Notes”) that will mature in 2022 and will bear annual interest at a rate of 5.25%. These notes replaced the Senior Unsecured Notes issued in 2011 amounting to US Dollars 1,100 million, with a maturity in 2018 and at interest rate of 8.25%. On 29 May 2014 the Notes have been admitted to listing in the Irish Stock Exchange. The costs of refinancing Senior Unsecured Notes have amounted to Euros 67.6 million, including the cost of cancellation. These costs were included as transaction costs together with other costs

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2015 deriving from the debt issue and will be taken to profit or loss in accordance with the effective interest rate. Based on the analysis of the quantitative and qualitative factors, the Group concluded that the renegotiation of conditions of the Senior Unsecured Notes did not trigger a derecognition of the liability. Unamortised financing costs from the Senior Unsecured Notes amount to Euros 139 million at 30 September 2015 (US Dollars 156 million) and Euros 145 million at 31 December 2014 (US Dollars 176 million).

The total principal plus interest of the Senior Unsecured Notes to be paid is detailed as follows:

	Senior Unsecured Notes
	Principal+Interests in	Principal+Interests in
	Thousand of US Dollar	Thousand of Euros
Maturity
2015	52,500	46,862
2016	52,500	46,862
2017	52,500	46,862
2018	52,500	46,862
2019	52,500	46,862
2020	52,500	46,862
2021	52,500	46,862
2022	1,026,250	916,049
Total	1,393,750	1,244,083

The activity of Senior Unsecured Notes and promissory notes principal amounts, without considering unamortised financing costs, at 30 September 2015 and 30 September 2014 are as follows:

	Thousands of Euros
			Redemption	Exchange
	Initial balance		and	differences	Final balance
	at 01/01/14	Issue	Repayments	and others	at 30/09/14

Issue of bearer promissory notes (nominal value)	45,945	55,716	(46,527)	—	55,134
Senior Unsecured Notes (nominal value)	797,622	729,980	(807,932)	75,053	794,723
	843,567	785,696	(854,459)	75,053	849,857

	Thousands of Euros
			Redemption	Exchange
	Initial balance		and	differences	Final balance
	at 01/01/15	Issue	Repayments	and others	at 30/09/15

Issue of bearer promissory notes (nominal value)	55,572	68,412	(56,634)	—	67,350
Senior Unsecured Notes (nominal value)	823,655	—	—	68,963	892,618
	879,227	68,412	(56,634)	68,963	959,968

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2015

(b)    Loans and borrowings

On 17 March 2014 the Group refinanced its Senior Secured Debt. The new senior debt consists of a Term Loan A (“TLA”), which amounts to US Dollars 700 million with a 2.50% margin over US Libor and maturity in 2020 and a Term Loan B (“TLB”) that amounts to US Dollars 3,250  million and Euros 400 million with a 3.00% margin over Libor and Euribor respectively and maturity in 2021. Furthermore, the embedded floor included in the former senior debt was terminated.

The present value discounted from cash flows under the new agreement, including costs for fees paid and discounted using the original effective interest rate differs by less than 10% of the present value discounted from cash flows remaining in the original debt, whereby the new agreement is not substantially any different to the original agreement.

The costs of refinancing the senior debt have amounted to Euros 115.6 million. The termination of the embedded derivatives of the senior debt formed part of the refinancing and the resulting change in the fair values amounting to Euros 23.8 million reduced the financing cost. Based on the analysis of the quantitative and qualitative factors, the Group has concluded that the renegotiation of conditions of the senior debt does not trigger a derecognition of the liability. Therefore, the net amount of the financing cost has reduced the previous amount recognized and will form part of the amortised cost over the duration of the debt. Unamortised financing costs from the senior secured debt amount to Euros 195 million at 30 September 2015 (US Dollars 218 million) and Euros 209 million at 31 December 2014 (US Dollars 254 million).

The new terms and conditions of the senior secured debt are as follows:

•                              Tranche A: Senior Debt Loan repayable in six years

•                  US Tranche A :

•                              Original Principal Amount of US Dollars 700 million.

•                              Applicable margin of 250 basis points (bp) linked to US Libor 1 month.

•                              No floor over US Libor.

The detail of the Tranche A by maturity as at 30 September 2015 is as follows:

	US Tranche A
		Principal in thousands of US	Principal in thousands of
	Currency	Dollar	Euros
Maturity
2015	US Dollar	8,750	7,810
2016	US Dollar	48,125	42,957
2017	US Dollar	52,500	46,862
2018	US Dollar	52,500	46,862
2019	US Dollar	380,625	339,753
2020	US Dollar	122,500	109,345

Total	US Dollar	665,000	593,589

•      Tranche B: seven year loan divided into two tranches: US Tranche B and Tranche B in Euros.

•                  US Tranche B :

•                              Original Principal Amount of US Dollars 3,250 million.

•                              Applicable margin of 300 basis points (bp) linked to US Libor 1 month

•                              No floor over US Libor.

•                  Tranche B in Euros:

•                              Original Principal Amount of Euros 400 million.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2015

•                              Applicable margin of 300 basis points (bp) linked to Euribor 1 month.

•                              No floor over Euribor

The detail of the Tranche B by maturity as at 30 September 2015 is as follows:

	US Tranche B			Tranche B in Euros
		Principal in thousands	Principal in		Principal in
	Currency	of US Dollar	thousands of Euros	Currency	thousands of Euros
Maturity
2015	US Dollar	8,125	7,253	Euros	1,000
2016	US Dollar	32,500	29,010	Euros	4,000
2017	US Dollar	32,500	29,010	Euros	4,000
2018	US Dollar	32,500	29,010	Euros	4,000
2019	US Dollar	32,500	29,010	Euros	4,000
2020	US Dollar	32,500	29,010	Euros	4,000
2021	US Dollar	3,030,625	2,705,188	Euros	373,000

Total	US Dollar	3,201,250	2,857,491	Euros	394,000

•      US Dollar 300 Million committed credit revolving facility: Amount maturing on 27 February 2019. At 30 September 2015 no amount has been drawn down on this facility.

The total principal plus interest of the Tranche A & B Senior Loan is detailed as follows:

	Thousands of Euros
	Tranche A Senior Loan	Tranche B Senior Loan
Maturity
2015	12,126	35,634
2016	61,959	153,692
2017	68,055	172,662
2018	68,653	186,551
2019	357,444	197,506
2020	110,747	205,235
2021	—	3,106,504
Total	678,984	4,057,784

The issue of senior unsecured notes and senior secured debt is subject to compliance with the leverage ratio covenant. At 30 September 2015 the Group complies with this covenant.

Both the Senior Term Loans and the Revolving Loans are guaranteed by Grifols, S.A. and certain significant subsidiaries of Grifols, S.A. that together with Grifols, S.A. represent, in the aggregate, at least 80% of the consolidated assets and consolidated EBITDA of Grifols, S.A. and its subsidiaries.

The Notes have been issued by Grifols Worldwide Operations Limited and are guaranteed on a senior unsecured basis by Grifols, S.A. and the subsidiaries of Grifols, S.A. that are guarantors and co-borrower under the New Credit Facilities. Guarantors are Grifols, S.A., Biomat USA, Inc., Grifols Biologicals Inc., Grifols Shared Services North America, Inc., Grifols Diagnostic Solutions Inc., Grifols Therapeutics, Inc., Instituto Grifols, S.A. and Grifols Worldwide Operations USA, Inc..

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2015

(12)                          Expenses by Nature

Details of wages and other employee benefits expenses by function are as follows:

	Thousands of Euros
	Nine-Months’	Nine-Months’	Three-Months’	Three-Months’
	Ended 30	Ended 30	Ended 30	Ended 30
	September 2015	September 2014	September 2015	September 2014
Cost of sales	432,892	347,075	144,035	116,971
Research and development	57,471	48,987	19,336	16,410
Selling, general & administrative expenses	197,955	184,575	68,936	61,852
	688,318	580,637	232,307	195,233

Details of amortisation and depreciation expenses by function are as follows:

	Thousands of Euros
	Nine-Months’	Nine-Months’	Three-Months’	Three-Months’
	Ended 30	Ended 30	Ended 30	Ended 30
	September 2015	September 2014	September 2015	September 2014
Cost of sales	79,817	58,738	29,346	21,244
Research and development	10,411	9,718	3,463	3,234
Selling, general & administrative expenses	48,577	70,079	15,864	23,195
	138,805	138,535	48,673	47,673

(13)                          Finance Result

Details are as follows:

	Thousands of Euros
	Nine-Months’	Nine-Months’	Three-Months’	Three-Months’
	Ended 30	Ended 30	Ended 30	Ended 30
	September 2015	September 2014	September 2015	September 2014
Finance income	4,265	2,202	1,202	917
Finance cost from Senior Unsecured
Notes	(54,372)	(49,147)	(18,347)	(14,918)
Finance cost from Senior debt	(120,686)	(108,927)	(40,879)	(34,742)
Finance cost from sale of receivables (note 9)	(4,681)	(4,353)	(2,005)	(1,745)
Capitalised interest	7,081	3,103	2,562	1,365
Other finance costs	(7,140)	(11,918)	(1,789)	(3,653)

Finance costs	(179,798)	(171,242)	(60,458)	(53,693)

Change in fair value of financial derivatives (note 17)	(18,792)	(14,887)	(6,932)	(5,964)
Exchange differences	(3,295)	(18,432)	3,790	(19,301)

Finance result	(197,620)	(202,359)	(62,398)	(78,041)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2015

(14)                          Taxation

Income tax expense is recognised based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year applied to the pre-tax income of the interim period. The Group’s consolidated effective tax rate has increased from 21% for the nine-month period ended 30 September 2014 to 22.5% for the nine-month period ended 30 September 2015 mainly due to a change of country mix of profits.

No significant liabilities have arisen from completion of the inspection of the Income Tax and VAT for the tax years ended 2010 and 2011 in Grifols Deutschland GmbH.

No other material events have arisen regarding undergoing income tax audits of Group companies during the nine-month period ended 30 September 2015.

(15)                          Discontinued operations

The Group does not consider any operations as discontinued for the nine-month period ended September 2015 and 2014.

(16)                          Contingencies and Commitments

(a)             Contingencies

Details of legal proceedings in which the Company or Group companies are involved are as follows:

•                  The Group is carrying out an internal investigation, already started prior to the acquisition of Talecris, in relation to possible breaches of the Foreign Corrupt Practices Act (FCPA) of which Talecris was aware in the context of a review unrelated to this matter. This FCPA investigation is being carried out by an external legal advisor. In principle, the investigation has been focused on sales to certain Central and Eastern European countries, specifically Belarus and Russia, although trading practices in Brazil, China, Georgia, Iran and Turkey are also being investigated, in addition to other countries considered necessary.

In July 2009, the Talecris Group voluntarily contacted the U.S. Department of Justice (DOJ) to inform them of an internal investigation that the Group was carrying out regarding possible breaches of the FCPA in certain sales to certain central and East European countries and to offer the Group’s collaboration in any investigation that the DOJ wanted to carry out. As a result of this investigation the Group suspended shipments to some of these countries. In certain cases, the Group had safeguards in place which led to terminating collaboration with consultants and suspending or terminating relations with distributors in those countries under investigation as circumstances warranted.

As a consequence of the investigation, the agreement with Talecris’ Turkish distributor was terminated and a settlement agreement has been reached between the parties.

In November 2012, the Group was notified by the DOJ that the proceedings would be closed, without prejudice to the fact that they could be re-opened in the future should new information arise. The Group continues with the in-depth review of potential irregular practices.

Furthermore an investigation has been opened in Italy, in relation to the criminal prosecution in Naples against 5 employees of the Company, including the former General Manager. The Company and its legal advisors consider this investigation will be limited to the individual employees and the likelihood is remote this issue will affect the Company. In the first quarter of 2015, the Naples Court ruled that there were no charges against the employees of the company, including the former general manager, except for two employees that will be judged for minor charges.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2015

The legal advisors recommend limiting disclosure of the aforementioned information in these condensed consolidated interim financial statements, because the matter is currently under legal dispute.

•                  As a result of the acquisition of the transfusional Diagnostic unit, the Group considers that there could have existed inadequate commercial and contractual practices which could originate in potential contingencies.

(b)             Commitments

For the bonus of 2014, payable in 2015, the Group established a Restricted Share Unit Retention Plan (RSU Plan), for eligible employees. By this plan, the employee can elect to receive up to 50% of its yearly bonus in non-voting Class B ordinary shares (Grifols Class B Shares) or Grifols American Depositary Shares (Grifols ADS), and the Group will match with an additional 50% of the employee election of RSUs (additional RSUs).

Grifols Class B Shares and Grifols ADS are valued at the date of payment of the 2014 bonus, and no cash dividends will be paid in respect of these shares.

These RSUs will have a vesting period of 2 years and 1 day and, subsequently, the RSU’s will be exchanged for Grifols Class B Shares or Grifols ADS (American Depositary Share representing 1 Class B Share).

If an eligible employee leaves the Company or is terminated with cause before the vesting period, he will not be entitled to the additional RSU.

This commitment is treated as an equity-settled and the amount is Euros 4,052 thousand.

(17)                          Financial instruments

Fair value

At 30 September 2015 and 31 December 2014 the fair value of Senior Unsecured Notes and senior secured debt is the following:

	Thousands of Euros
	Fair Value at	Fair Value at
	30/09/2015	31/12/14	Hierarchy Level
Senior Unsecured Notes	897,081	842,188	Level 1
Senior Secured Debt (tranche A and B)	3,874,585	3,628,353	Level 1

Financial derivatives have been valued based on observable market data (level 2 of the fair value hierarchy). The valuation technique for level 2 is based on broker quotes. Similar contracts are traded in an active market and the quotes reflect actual transactions in similar instruments.

The fair value of financial assets and remaining financial liabilities does not differ significantly from their carrying amount.

Financial Derivatives

At 30 September 2015 and 31 December 2014 the Group has recognised the following derivatives:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2015

		Notional	Notional	Thousands of Euros
Financial		amount at	amount at	Value at	Value at
derivatives	Currency	30/09/2015	31/12/2014	30/09/2015	31/12/2014	Maturity

Interest rate swap (cash flow hedges)	US Dollar	833,560,000	1,017,842,500	(11,645)	(31,439)	30/06/2016
Interest rate swap (cash flow hedges)	Euros	100,000,000	100,000,000	(1,141)	(3,047)	31/03/2016
Swap Option	Euros	100,000,000	100,000,000	—	—	31/03/2016

Total				(12,786)	(34,486)

Total Assets				—	—
Total Liabilities (note 11)				(12,786)	(34,486)

(a)    Derivative financial instruments at fair value through profit or loss

Derivative financial instruments that do not meet the hedge accounting requirements are classified and measured as financial assets or financial liabilities at fair value through profit or loss.

As a result of the refinancing process entered into on 27 February 2014 some of the existing derivatives were cancelled. The new Credit Agreement conditions did not include any embedded floor within the existing tranches, so as a result, the embedded derivative included in Senior Secured debt were eliminated. The decrease in the value of the embedded derivatives amounted to US Dollars 27 million (Euros 19.6 million) and Euros 4.2 million at 27 February 2014, therefore reducing the refinanced senior debt.

As there were no existing floors in the new loan tranches, the Company sold during 2014 the swap floor derivatives contracts for a total amount of US Dollars 1.9 million each one.

(b)    Hedging derivative financial instruments

In June 2011, the Group subscribed two derivatives in order to comply with the mandatory hedging according to the Credit Agreement, a step-up interest rate swap and a swap floor, which originally had notional amounts of US Dollars 1,550 million each. The amortizing step up interest rate swap was not changed due to the improvement of the new Credit Agreement and the notional amount at the end of September 2015 is US Dollars 834 million. The existing Swap has quarterly amortizations, in order to be always below the amounts borrowed to avoid being over hedged. The interest rate swap complies with the criteria required for hedge accounting.

At the end of September 2015, the Company has derivatives in place that qualify for hedge accounting:

•                  A Step-Up Swap derivative to hedge the US Dollar libor interest rate with a notional amount US Dollar 834 million amortizing and;

•                  A Step-Up Swap derivative to hedge euribor interest rate with a fixed notional amount of Euros 100 million until maturity.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2015

(18)                          Related Parties

Transactions with related parties have been performed as part of the Group’s ordinary course of business and have been performed at arm’s length.

Group transactions with related parties during the nine-months ended 30 September 2015 were as follows:

	Thousand Euros
		Key management	Other related	Board of directors of the
	Associates	personnel	parties	company
Net sales	262	—	—	—
Other service expenses	—	—	(5,887)	(619)
Operating leases expenses	—	—	(4,891)	—
Remuneration	—	(5,167)	—	(2,668)
R&D agreements	(18,400)	—	—	—
Purchase of Fixed Assets (note 7)	—	—	(276,457)	—
Sale of Fixed Assets (note 7)	—	—	12,000	—
Financial costs	1,336	—	—	—
	(16,802)	(5,167)	(275,235)	(3,287)

During the nine-month period ended 30 September 2015, the Group has performed transactions at market price with a related party amounting to 12,695 thousand Euros related to operations with treasury stock.

Group transactions with related parties during the nine-months ended 30 September 2014 were as follows:

	Thousand Euros
		Key management	Other related	Board of directors of the
	Associates	personnel	parties	company
Net sales	200	—	—	—
Other service expenses	—	—	(7,124)	(910)
Operating leases expenses	—	—	(17,874)	—
Remuneration	—	(6,885)	—	(3,461)
R&D agreements	(21,514)	—	—	—
Financial costs	(29)	—	—	—
	(21,343)	(6,885)	(24,998)	(4,371)

Group transactions with related parties during the three-months ended 30 September 2015 were as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2015

	Thousand Euros
		Key management	Other related	Board of directors of the
	Associates	personnel	parties	company

Net sales	105	—	—	—
Other service expenses	—	—	(1,957)	(225)
Operating leases expenses	—	—	(1,249)	—
Remuneration	—	(1,547)	—	(776)
R&D agreements	(1,065)	—	—	—
Financial costs	615	—	—	—
	(345)	(1,547)	(3,206)	(1,001)

Group transactions with related parties during the three-months ended 30 September 2014 were as follows:

	Thousand Euros
		Key management	Other related	Board of directors of the
	Associates	personnel	parties	company

Net sales	67	—	—	—
Other service expenses	—	—	(2,525)	(183)
Operating leases expenses	—	—	(6,088)	—
Remuneration	—	(2,223)	—	(1,170)
R&D agreements	(6,073)	—	—	—
Financial costs	(11)	—	—	—
	(6,017)	(2,223)	(8,613)	(1,353)

The Group has not extended any advances or loans to the members of the board of directors or key management personnel nor has it assumed any guarantee commitments on their behalf. It has also not assumed any pension or life insurance obligations on behalf of former or current members of the board of directors or key management personnel. In addition, as disclosed in note 29(c) of the consolidated financial statements as at and for the year ended 31 December 2014, certain Company directors and key management personnel are entitled to termination benefits.

(19)                          Subsequent events

•                  Moody’s has upgraded its outlook from negative to stable, confirming the company’s corporate credit rating as Ba2. In its release, Moody’s affirms that the company’s results during the twelve months to were as expected. Moody’s expects the company’s organic growth to be maintained thanks primarily to the results of the Bioscience division, driven by sales of intravenous immunoglobulin (IVIG) and Alpha-1, and global sales of albumin, particularly in China.

•                  On 20 October 2015, the Board of Directors approved payment of an interim dividend against 2015 profit of euro 0.35 per each share by which the Company´s share capital is represented. Payment of the interim dividend will be made on 10 December 2015.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF GRIFOLS, S.A. AND SUBSIDIARIES

You are encouraged to read the following discussion and analysis of Grifols’ financial condition and results of operations together with their nine month period ended September 30 2015 condensed consolidated interim financial statements and related footnotes that have been subject to a SAS100 review by its certified independent accountants. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this document.

Business Overview

Grifols is a leading global specialty biopharmaceutical company that develops, manufactures and distributes a broad range of plasma derivative products and also specializes in providing infusion solutions, nutrition products, blood bags and diagnostic instrumentation and reagents for use in hospitals and clinics. Plasma derivatives are proteins found in human plasma, which once isolated and purified, have therapeutic value. Plasma derivative products are used to treat patients with hemophilia, immune deficiencies, infectious diseases and a range of other severe and often life threatening medical conditions. Grifols’ products and services are used by healthcare providers worldwide to diagnose and treat patients with hemophilia, immune deficiencies, infectious diseases and a range of other medical conditions.

Grifols plasma derivative products are manufactured at its plasma fractionation plant near Barcelona, Spain, which has a capacity of 4.2 million liters per year, and its plant in Los Angeles, California, United States which currently has a capacity of close to 2.3 million liters per year. In addition, Clayton, North Carolina site, acquired in the acquisition of Talecris, is one of the world’s largest integrated protein manufacturing sites including fractionation, purification and aseptic filling and finishing of plasma-derived proteins. The new fractionation facility in Clayton, approved by the FDA at the end of 2014, almost doubles the production capacity to approximately 6 million liters annually. The Spanish and American facilities currently have an aggregate fractionation capacity of 12.5 million liters of plasma per year.

Grifols organizes its business into four divisions: Bioscience, Hospital, Diagnostic and Raw Materials & Others. Subsequent to its acquisitions, Talecris’ operations were incorporated into the existing Bioscience Division and the business of the transfusion diagnostic unit acquired to Novartis was incorporated into the existing Diagnostic Division.

•               Bioscience. The Bioscience division includes activities relating to the manufacture of plasma derivatives for therapeutic use, including the reception, analysis, quarantine, classification, fractionation and purification of plasma, and the sale and distribution of end products. The main plasma products we manufacture are IVIG, Factor VIII, A1PI and albumin. We also manufacture intramuscular (hyperimmune) immunoglobulins, ATIII, Factor IX and plasma thromboplastin component, or PTC. Subsequent to the acquisition, Talecris’ operations were incorporated into our existing Bioscience division. This diversification of our Bioscience division, coupled with geographical expansion, has enabled us to adapt to the demands of patients and healthcare professionals and add value to our services. The Bioscience division, which accounts for a majority of the Group’s total net sales, accounted for Euros 2,212.3 million, or 77.0%, and Euros 1,823.3 million, or 74.8%, of Grifols’ total net revenues for the nine months period ended September 30, 2015 and the nine months period ended September 30, 2014, respectively.

•         Diagnostic. The Diagnostic division focuses on researching, developing, manufacturing and marketing in vitro diagnostics products including analytical instruments, reagents and software for use in diagnostic, as well as blood bank laboratories. We concentrate our Diagnostic business in transfusion medicine, that includes blood typing and screening solutions and in clinical and specialty diagnostic. The Diagnostic division’s main customers are blood donation centers, clinical analysis laboratories and hospital immunohematology services. From January 2014 the division includes the transfusion diagnostic unit acquired to Novartis. The business acquired produces a complete line of products and systems to perform blood donor screening, molecular tests aimed at detecting the pathogenic agents of transfusion related infectious diseases such as HIV, hepatitis B, hepatitis C, and West Nile Virus. The Diagnostic division accounted for Euros 509.5 million, or 17.8%, and Euros 452.8 million, or 18.6%, of Grifols’ total net revenues for the nine months period ended September 30, 2015 and the nine months period ended

September 30, 2014, respectively. For more details on the business acquired see Note 3 of the 2014 consolidated financial statements.

•               Hospital. The Hospital division manufactures and, in certain instances installs and distributes products that are used by and in hospitals, such as parenteral solutions and enteral and parenteral nutritional fluids, which are sold almost exclusively in Spain and Portugal. The Hospital division accounted for Euros 72.0 million, or 2.5%, and Euros 71.0 million, or 3.7%, of total net revenues for the nine months period ended September 30, 2015 and the nine months period ended September 30, 2014, respectively.

•               Raw Materials and Others. The Raw Materials division historically included the sale of intermediate pastes and plasma to third parties. From 2011 it primarily consists of revenues earned under the agreements with Kedrion, all royalties from third parties (Bioscience and Diagnostic) and revenues from engineering activities by our subsidiary Grifols Engineering S.A. It accounted for Euros 78.0 million, or 2.7%, and Euros 91.0 million, or 3.7%, of Grifols total net revenues for the nine months period ended September 30, 2015 and the nine months period ended September 30, 2014, respectively.

Presentation of Financial Information

IFRS

Grifols Condensed Consolidated Interim Financial Statements for the nine months ended September 30, 2015 and September 30 2014 have been prepared in accordance with IAS 34, Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the group for the year ended 31 December 2014 prepared in accordance with IFRS as issued by the International Accounting Standard Board ( IASB).

Factors Affecting Grifols’ Financial Condition and Results of Operations

Price Controls

Certain healthcare products, including plasma derivative products, are subject to price controls in many of the markets where they are sold, including Spain and other countries in the European Union. The existence of price controls over these products has adversely affected, and may continue to adversely affect, our ability to maintain or increase our prices and gross margins.

As a result of the Talecris acquisition in 2011, we have significantly expanded our presence in the United States. The United States is the principal market in the world for plasma derivative products and prices for plasma derivative products are currently not regulated, with the exception of certain government healthcare programs.

Plasma Supply Constraints

Plasma is the key raw material used in the production of plasma-derived products. Our ability to continue to increase our revenue depends substantially on increased access to plasma. We obtain our plasma primarily from the United States through our plasma collection centers and, to a much lesser extent, through agreements with third parties.

A continued increase in demand for plasma products could lead to industry supply constraints. In response, we and certain of our competitors and independent suppliers could open a number of new plasma collection centers.

At the end of 2014 we have 150 FDA-licensed plasma collection centers located across the United States. We have expanded our plasma collection network through a combination of organic growth and acquisitions and the opening of new plasma collection centers. Our acquisitions of SeraCare (now renamed Biomat USA) in 2002; PlasmaCare, Inc. in 2006; eight plasma collection centers from a subsidiary of Baxter in 2006; four plasma collection centers from Bio-Medics, Inc. in 2007; and one plasma collection center from Amerihealth Plasma LLC in 2008 have given us reliable access to United States source plasma. Our acquisition of Talecris in September 2011 expanded our network by an additional 67 centers, and in 2012, we purchased three plasma collection centers in the United States from Cangene Corporation, a Canadian biopharmaceutical firm.

In 2014, our plasma collection centers obtained approximately 7.5 million liters of plasma (including specialty plasma required for the production of hyperimmunes and plasma acquired from third parties). We believe that our plasma requirements through 2017 will be met through: (i) plasma collected through our plasma collection centers and (ii) approximately one million liters of plasma per year to be purchased from third-party suppliers pursuant to various plasma purchase agreements. In 2015 we have started a 5 year plan to open new centers to support future demand growth.

Critical Accounting Policies under IFRS

The preparation of the condensed consolidated interim financial statements in accordance with IAS 34, requires us to make estimates and judgments in certain circumstances that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures of contingent assets and liabilities.

We believe that certain of our accounting policies are critical because they require subjective and complex judgments, often requiring the use of estimates about the effects of matters that are inherently uncertain. We apply estimation methodologies consistently from year to year. Other than changes required due to the issuance of new accounting guidance, there have been no significant changes in our application of critical accounting policies during the periods presented. We periodically review our critical accounting policies and estimates with the Audit Committee of our Board. The following is a summary of accounting policies that we consider critical to our condensed consolidated interim financial statements.

Business combinations

We apply IFRS 3 reviewed “Business Combinations”, Business combinations in transactions made subsequent to January 1, 2010, applying the acquisition method of this standard to business combinations. The acquisition date is the date on which we obtain control of the acquiree.

The consideration paid excludes all amounts that do not form part of the exchange for the acquired business. Acquisition related costs are accounted for as expenses when incurred. Share capital increase costs are recognized as equity when the increase takes place and borrowing costs are deducted from the related financial liability when it is recognized.

At the acquisition date, we recognize the assets acquired and the liabilities assumed at fair value. Liabilities assumed include any contingent liabilities that represent present obligations arising from past events for which the fair value can be measured reliably. This criterion does not include non-current assets or disposable groups of assets which are classified as held for sale.

Assets and liabilities assumed are classified and designated for subsequent measurement in accordance with the contractual terms, economic conditions, operating or accounting policies and other factors that exist at the acquisition date, except for leases and insurance contracts.

The excess between the consideration transferred and the value of net assets acquired and liabilities assumed, less the value assigned to non-controlling interests, is recognized as goodwill.

When a business combination has been determined provisionally, adjustments to the provisional values only reflect information relating to events and circumstances existing at the acquisition date and which, had they been known, would have affected the amounts recognized at that date. Once this period has elapsed, adjustments are made to initial values only when errors must be corrected. Any potential benefits arising from tax losses and other deferred tax assets of the acquire that were not recorded because they did not qualify for recognition at the acquisition date are accounted for as income tax revenue, provided the adjustments were not made during the measurement period.

Property, plant and equipment

(i)                            Depreciation

Property, plant and equipment are depreciated by allocating the depreciable amount of an asset on a systematic basis over its useful life. The depreciable amount is the cost or deemed cost of an asset less its residual value. We determine the depreciation charge separately for each component of property, plant and equipment with a cost that is significant in relation to the total cost of the asset.

Property, plant and equipment are depreciated using the following criteria:

	Depreciation Method	Rates
Buildings	Straight line	1%-3%
Other property, technical equipment and machinery	Straight line	4%-10%
Other property, plant and equipment	Straight line	7%-33%

We review residual values, useful lives and depreciation methods at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates.

(ii)                         Subsequent recognition

Subsequent to the initial recognition of the asset, only those costs incurred which will probably generate future profits and for which the amount may reliably be measured are capitalized. Costs of day-to-day servicing are recognized in profit or loss as incurred.

Replacements of property, plant and equipment which qualify for capitalization are recognized as a reduction in the carrying amount of the items replaced. Where the cost of the replaced items has not been depreciated independently and it is not possible to determine the respective carrying amount, the replacement cost is used as indicative of the cost of items at the time of acquisition or construction.

(iii)                      Impairment

We test for impairment and reversals of impairment losses on property, plant and equipment based on the criteria set out below in section Intangible Assets (vi).

Intangible assets

(i)                            Goodwill

Goodwill is generated in the course of business combinations and is calculated using the criteria described in the section on business combinations.

Goodwill is not amortized, but tested for impairment annually or more frequently if events indicate a potential impairment loss. Goodwill acquired in business combinations is allocated to the cash generating units, which we refer to as CGUs, or groups of CGUs that are expected to benefit from the synergies of the business combination. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

(ii)                         Internally generated intangible assets

Any research and development expenditure incurred during the research phase of projects is recognized as an expense when incurred.

Costs related with development activities are capitalized when:

•           we have technical studies that demonstrate the feasibility of the production process;

•           we have undertaken a commitment to complete production of the asset to make it available for sale or internal use;

•           the asset will generate sufficient future economic benefits; and

•           we have sufficient technical and financial resources to complete development of the asset and have developed budget control and cost accounting systems that enable monitoring of budgetary costs, modifications and the expenditures actually assigned to different projects.

The cost of internally generated assets is calculated using the same criteria established for determining production costs of inventories. The production cost is capitalized by allocating the costs attributable to the asset to the “self-constructed non-current assets” line in the consolidated statement of profit or loss.

Expenditures on activities that contribute to increasing the value of the different businesses in which we operate are expensed when incurred. Replacements or subsequent costs incurred on intangible assets are generally recognized as an expense, except where they increase the future economic benefits expected to be generated by the assets.

(iii)                      Other intangible assets

Other intangible assets are carried at cost or at fair value if they arise on business combinations, less accumulated amortization and impairment losses.

Intangible assets with indefinite useful lives are not amortized but tested for impairment at least annually.

(iv)                     Intangible assets acquired in business combinations

The cost of identifiable intangible assets acquired in the business combination of Talecris includes the fair value of the currently marketed products sold and which are classified in “Other intangible assets”.

The cost of identifiable intangible assets acquired in the business combination of Araclon includes the fair value of research and development projects in progress.

The cost of identifiable intangible assets acquired in the business combination of Progenika includes the fair value of the currently marketed products sold, which are classified in “Other intangible assets” and “Development costs”.

The cost of identifiable intangible assets acquired in the business combination of Novartis includes the fair value of the existing royalty agreements.

(v)                        Useful life and amortization rates

We assess whether the useful life of each intangible asset acquired is finite or indefinite. An intangible asset is regarded as having an indefinite useful life when there is no foreseeable limit to the period over which the asset will generate net cash inflows.

Intangible assets with finite useful lives are amortized by allocating the depreciable amount of an asset on a systematic basis over its useful life, by applying the following criteria:

	Amortization Method	Rates
Development expenses	Straight line	20% - 33%
Concessions, patents, licenses, trademarks and similar	Straight line	7% - 20%
Computer Software	Straight line	16% - 33%
Currently marketed products	Straight line	3% - 10%

The depreciable amount is the cost or deemed cost of an asset less its residual value.

(vi)                     Impairment of goodwill, other intangible assets and other non-financial assets subject to depreciation or amortization

We evaluate whether there are indications of possible impairment losses on non-financial assets subject to amortization or depreciation to verify whether the carrying amount of these assets exceeds the recoverable amount.

We test goodwill, intangible assets with indefinite useful lives, and intangible assets with finite useful lives that are not yet available for use for potential impairment at least annually, irrespective of whether there is any indication that the assets may be impaired.

The recoverable amount of the assets is the higher of their fair value less costs of disposal and their value in use. An asset’s value in use is calculated based on an estimate of the future cash flows expected to derive from the use of the asset, expectations about possible variations in the amount or timing of those future cash flows, the time value of money, the price for bearing the uncertainty inherent in the asset and other factors that market participants would reflect in pricing the future cash flows deriving from the asset.

Negative differences arising from comparison of the carrying amounts of the assets with their recoverable amounts are recognized in the consolidated statement of profit and loss.

Recoverable amount is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, recoverable amount is determined for the CGU to which the asset belongs.

Impairment losses recognized for cash generating units are first allocated, where applicable, to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro rata on the basis of the carrying amount of each asset. The carrying amount of each asset may not be reduced below the highest of (i) its fair value less costs of disposal, (ii) its value in use and (iii) zero.

At the end of each reporting period we assess whether there is any indication that an impairment loss recognized in prior periods may no longer exist or may have decreased. Impairment losses on goodwill are not reversible. Impairment losses on other assets are only reversed if there has been a change in the estimates used to calculate the recoverable amount of the asset.

A reversal of an impairment loss is recognized in consolidated statement of profit or loss. The increase in the carrying amount of an asset attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized.

A reversal of an impairment loss for a CGU is allocated to its assets, except for goodwill, pro rata with the carrying amounts of those assets. The carrying amount of an asset may not be increased above the lower of its recoverable value and the carrying amount that would have been obtained, net of amortization or depreciation, had no impairment loss been recognized.

Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

The costs of conversion of inventories include costs directly related to the units of production and a systematic allocation of fixed and variable production overheads that are incurred in converting materials into finished goods. The allocation of fixed indirect overheads is based on the higher of normal production capacity or actual production.

The raw material used to produce hemoderivatives is human plasma, which is obtained from our donation centers using the plasmapheresis method. The cost of inventories includes the amount paid to plasma donors, or the amount billed by the seller when plasma is purchased from third parties, as well as the cost of products and devices used in the collection process, rental expenses and storage. This plasma has to be stored before use, which is an essential part of the production process. During the storage period, the plasma undergoes various virological tests and should be kept in quarantine in accordance with FDA and EMA regulations, in order to guarantee that all the plasma is suitable for use in the production process.

To the extent that plasma storage costs are necessary to the production process, they are included as cost of inventories.

Indirect costs such as general management and administration costs are recognized as expenses in the period in which they are incurred.

The cost of raw materials and other supplies and the cost of merchandise are allocated to each inventory unit on a weighted average cost basis.

The transformation cost is allocated to each inventory unit on a first in, first out basis.

We use the same cost model for all inventories of the same nature and with a similar use.

Volume discounts extended by suppliers are recognized as a reduction in the cost of inventories when it is probable that the conditions for discounts to be received will be met. Discounts for prompt payment are recognized as a reduction in the cost of the inventories acquired.

When the cost of inventories exceeds the net realizable value, materials are written down to net realizable value. Net realizable value is considered as detailed below.

•           Raw materials and other supplies: replacement cost. Nevertheless, raw materials and other supplies are not written down if the finished goods into which they will be incorporated are expected to be sold at or above cost of production.

•           Merchandise and finished goods: estimated selling price less costs necessary to sell the goods.

•           Work in progress: the estimated selling price of related finished goods, less the estimated costs of completion and the estimated costs necessary to make the sale.

Previously recognized write-down is reversed against profit or loss when the circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances. The reversal of the write-down is limited to the lower of the cost and revised net realizable value of the inventories. Write-downs may be reversed with a credit to “Changes in inventories of finished goods and work in progress” and “Supplies”.

Revenue recognition

Revenue from the sale of goods or services is measured at the fair value of the consideration received or receivable. Revenue is presented net of VAT and any other amounts or taxes which are effectively collected on behalf of third parties. Volume or other types of discounts for prompt payment are recognized as a reduction in revenue if considered probable at the time of revenue recognition.

We recognize revenue from the sale of goods when:

•           we have transferred to the buyer the significant risks and rewards of ownerships of the goods;

•           we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•           the amount of revenue and the costs incurred or to be incurred can be measured reliably;

•           it is probable that the economic benefits associated with the transaction will be received by us; and

•           costs incurred or to be incurred in respect of the transaction can be measured reliably.

We participate in government-managed Medicaid programs in the United States, accounting for Medicaid rebates by recognizing an accrual at the time a sale is recorded for an amount equal to the estimated claims for Medicaid rebates attributable to the sale. Medicaid rebates are estimated based on historical experience, legal interpretations of the applicable laws relating to the Medicaid program and any new information regarding changes in the program regulations and guidelines that would affect rebate amounts. Outstanding Medicaid claims, Medicaid payments and inventory levels are analyzed for each distribution channel and the accrual is adjusted periodically to reflect actual experience. While rebate payments are generally made in the following or subsequent quarter, any adjustments for actual experience have not been material.

As is common practice in the sector, the purchase contracts we have signed with some of our customers entitle these customers to price discounts for a minimum purchase volume, volume discounts or prompt payment discounts. We recognize these discounts as a reduction in sales and receivables in the same month that the corresponding sales are invoiced based on the customer’s actual purchase figures or on past experience when the customer’s actual purchases will not be known until a later date.

In the United States, we enter into agreements with certain customers to establish contract pricing for our products, which these entities purchase from the authorized wholesaler or distributor (collectively, wholesalers) of their choice. Consequently, when the products are purchased from wholesalers by these entities at the contract price which is less than the price we charge to the wholesaler, we provide the wholesaler with a credit referred to as a chargeback. We record the chargeback accrual at the time of the sale.

The allowance for chargebacks is based on our estimate of the wholesaler inventory levels, and the expected sell through of the products by the wholesalers at the contract price based on historical chargeback experience and other factors. We periodically monitor the factors that influence the provision for chargebacks and make adjustments when we believe that actual chargebacks may differ from established allowances. These adjustments occur in a relatively short period of time. As these chargebacks are typically settled within 30 to 45 days of the sale, adjustments for actual experience have not been material.

Leases

(i)                           Lessee accounting records

We have rights to use certain assets through lease contracts. Leases in which we assume substantially all the risks and rewards incidental to ownership are classified as finance leases, and all other leases are classified as operating leases.

•           Finance leases: We recognize finance leases as assets and liabilities at the commencement of the lease term, at the lower of the fair value of the leased asset and the present value of the minimum lease payments. Initial direct costs are added to the asset’s carrying amount. Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are recognized as expenses in the years in which they are incurred.

•           Operating leases: We recognize lease payments under an operating lease, excluding incentives, as expenses on a straight-line basis unless another systematic basis is representative of the time pattern of the lessee’s benefit.

(ii)                          Sale-leaseback transactions

Any profit on sale leaseback transactions that meet the conditions of a finance lease is deferred over the term of the lease.

When the leaseback is classified as an operating lease:

•           If the transaction is at fair value, any profit or loss on the sale is recognized immediately in consolidated statement of profit or loss for the year; or

•           If the sale price is below fair value, any profit or loss is recognized immediately in the consolidated statement of profit or loss. However, if the loss is compensated for by future below market lease payments, it is deferred in proportion to the lease payments over the period for which the asset is to be used.

Results of Operations

Nine months ended September 30, 2015 compared to nine months ended September 30, 2014

Key financial figures — 9M 2015

Revenue for the first nine months of the year has risen by +17.8% to Euros 2,871.8 million. The ongoing favorable currency effect, particularly of the US dollar, remains. Total revenue at constant currency rose by +1.7%.

The company’s recurring business, which excludes Raw Materials and Others, maintains its upward trend growing +19.0% (+2.8% cc). Sales of the Bioscience division, which increased by +22.7% (+5.9% cc) quarter-on-quarter, contributed to the year-on-year revenue growth for the division. Income of the division in the first nine months of the year was Euros 2,212.3 million with cumulative growth of +21.3% (+4.0% cc).

To September 30 of 2015, the Diagnostic division has generated revenue of Euros 509.5 million, with growth of +12.5% (-1.2% cc). Sales of blood typing solutions performed strongly, although the competitive landscape of the NAT-based clinical analysis market and the lower level of blood transfusions in some developed countries cap revenues. As previously announced, the new contract with Abbott with a total value of approximately US dollars 700 million running up to 2026, for the supply of antigens has raised recurring sales in this division. However, the new agreement had a negative impact on third quarter sales that it is expected to continue during the coming periods.

During the first nine months to September 2015, turnover of the Hospital division increased to reach Euros 72.0 million (Euros 70.9 million at September 30, 2014). Revenues during the third quarter rose by +6.1% (+3.9% cc) as a result of the recovery of sales in Spain and in international markets, especially in the United States, helping to stabilize cumulative growth for the period at +1.4% (-0.9% cc).

Geographic expansion of sales continues to be a strategic pillar of the group’s organic growth. 95% of recurring sales were generated outside Spain, totaling Euros 2,639.6 million. From January to September 2015, revenue in ROW (Rest of World) has risen by +25.1% (+11.3% cc); in the United States and Canada by +23.2% (1.7% cc); and in the European Union by +1.8% (-0.3% cc).

In line with preceding quarters, the company continued to allocate significant resources to R&D. From January to September, net investment was Euros 169.2 million, representing 5.9% of revenue. Investment in R&D is allocated primarily to new potential indications, new formulations, improvement in processes for existing products and new products. This includes the ongoing AMBAR study (Alzheimer Management By Albumin Replacement), for which intermediate results (tolerability and safety) will be released at the international congress “Clinical Trials on Alzheimer’s Disease” (CTAD).

Grifols’ EBITDA to September 2015 reached Euros 856.8 million, a rise of +11.3% compared to the figure of Euros 769.8 million reported for the same period of 2014.

The EBITDA margin reached 29.8% of revenue. Margins were primarily affected by the competitive intravenous immunoglobulin market in the United States, that has not deteriorated during the third quarter; by the decrease of royalties income from the transfusion diagnostics unit; and by the simultaneous operation of two fractionation plants at Clayton (North Carolina, United States) while all production is gradually transferred to the new plant.

The geographic mix of revenues and a slight increase in the cost of plasma related to the opening of new plasma collection centers have been offset by the improvement in production and operational efficiencies obtained in the group’s plants.

To September 2015, EBIT has risen by +13.7% to Euros 718.0 million, a figure that represents 25.0% of revenue.

Financial expenditure has declined by -2.3%, or -16.5% when exchange rate effects are excluded.

Key financial figures for the nine months ended 30 September 2015

In millions of euros except % and EPS	9M 2015	9M 2014	% Var
NET REVENUE (NR)	2,871.8	2,438.1	17.8%
GROSS MARGIN	49.1%	51.5%
R&D	158.1	127.5	24.0%
% NR	5.5%	5.2%
EBITDA	856.8	769.8	11.3%
% NR	29.8%	31.6%
EBIT	718.0	631.2	13.7%
% NR	25.0%	25.9%
GROUP PROFIT	401.6	339.0	18.5%
% NR	14.0%	13.9%
ADJUSTED(1) GROUP PROFIT	463.4	435.2	6.5%
% NR	16.1%	17.8%

CAPEX	201.1	180.2	11.6%
EARNINGS PER SHARE (EPS)	1.17	0.99	18.2%

	September 2015		December 2014	% Var
TOTAL ASSETS	9,178.6		8,449.8	8.6%
TOTAL EQUITY	3,203.0		2,662.9	20.3%
CASH & CASH EQUIVALENTS	891.9		1,079.2	(17.4)%
LEVERAGE RATIO	(3.28/3.06cc	)(2)	3.01

(1)         Excludes non-recurring costs and associated with recent acquisitions, amortization of deferred expenses associated to the refinancing and amortization of intangible assets related to acquisitions

(2)         Constant currency (cc) excludes the impact of exchange rate movements

The net profit attributable to the group has risen by +18.5% to the third quarter and reached Euros 401.6 million, representing 14.0% of revenue.

At the end of the third quarter of 2015, the net financial debt was Euros 3,739.0 million, with a decline of Euros 79.1 million with respect to the second quarter. This reduction in the net financial debt has been achieved in a context of increased liquidity requirements to support the group’s current growth, acceleration of specific capital investments, and increased resources allocated to R&D.

As a result, the net debt to EBITDA ratio has fallen to 3.3x, or 3.1x when exchange rate effects are excluded, returning to levels similar to the ratio reported in December 2014.

Debt reduction remains a priority, and to achieve this goal the company continues to focus on strong cash generation. At 30 September 2015, Grifols’ operating cash flow before interest payments has reached Euros 545.5 million, and cash on hand position amounts to Euros 891.9 million, while the liquidity position exceeds Euros 1,200 million. Following the end of the quarter, in its latest review, Moody’s upgraded the outlook for Grifols from negative to stable, and affirmed its corporate credit rating at Ba2.

Total consolidated assets at September 2015 were Euros 9,178.6 million, an increase of +8.6% compared to the figure of Euros 8,449.8 million in December 2014. The increase in assets is due primarily to the effects of exchange rate variations, the repurchase of industrial assets in the United States and Spain in the first quarter of the year, and increased activity and capital investments.

On October 26, 2015, after the third quarter ended, Grifols announced the payment of an interim dividend on account of 2015 results of Euros 0.35 per share. The dividend will be paid on December 10, 2015.

Revenue performance by division

•              Bioscience division: 77.0% of revenue

The Bioscience division is Grifols’ main engine of organic growth. During the third quarter of 2015, the significant increase in the volume of sales of the main plasma proteins continued. Growth of +22.7% (+5.9% cc) in last quarter sales contributed to cumulative revenue to September of Euros 2,212.3 million, an increase of +21.3% (+4.0% cc).

Grifols’ main proteins continue to hold significant market shares, and the company continues to focus on demand’s growth, geographic expansion, and innovation.

Sales volumes of immunoglobulin (IVIG) have continued to increase in the main regions in which the company operates. The US immunoglobulin (IVIG) market, as had been anticipated in prior periods, remains highly competitive. Although sales volume has grown, sales revenue was subject to the same environment as in previous quarters.

Sales of alpha-1 antitrypsin have been one of the drivers of the division, reflecting the commercial effort relating to the diagnosis of the deficit of this protein. Improving diagnosis of alpha-1 antitrypsin deficiency continues to be one of the strategic approaches to driving demand growth. It is estimated that approximately 95% of sufferers are not diagnosed. Alpha-1 distribution in Europe is continuing to progress as planned.

In the third quarter of the year, sales of albumin have risen in line with forecasts, following the renewal of import licenses in China. This increase is expected to continue during the final quarter of the year.

Sales of factor VIII have maintained their upward trend. The momentum in the commercial market over recent periods was sustained in the third quarter, contributing to cumulative sales growth to September. Commercial and marketing efforts continue to focus on educating and informing both patients and providers regarding hemophilia and von Willebrand disease therapy. The growth in volume from this plasma protein in the public tenders market had a positive impact on revenues, especially in the third quarter.

As the demand for Grifols’ plasma proteins continues its upward trend, the company is preparing to continue supporting its organic growth. To this end, Grifols has accelerated its capital expenditure plan with the aim of increasing its plasma collection capacity to keep pace with the estimated increase in production. The company has an active program of opening new plasma donor centers in the United States, and expects to increase the total number of centers to 215 over the next five years. Other important developments during the quarter include the opening of the new raw materials warehouse in Clayton, and the acquisition of various strategic properties in Los Angeles (USA).

•              Diagnostic division: 17.8% of revenue

Turnover has risen by +12.5% to Euros 509.5 million, although in constant currency terms it decreases -1.2%. Grifols continues to be one of the global leaders in transfusion medicine and in solutions to improve the safety of donations and transfusions.

The nine months period to the end of September was characterized by healthy revenues from the blood typing solutions line. The antigens sales for immunological diagnostics reagents reflect the impact of the new contract with Abbott. The new contract, with a total value of approximately US dollars 700 million, includes new conditions and extends the supply of antigens until 2026, raising recurring sales for this business line.

However, it has a negative impact in the third quarter when compared to the revenue phasing set up in the previous contract.

The blood typing solutions line continues its positive progression. The company has signed a contract with Brazil’s largest clinical laboratory to conduct immunohematology tests at its centers in São Paulo, Río de Janeiro and Cascavel. The agreement will help to promote this business line in Latin America, a region in which sales of DG-Gel® cards have increased. The sales of these gel technology reagents also continue to perform very well in Europe and China. The company has opened a new manufacturing line at its Swiss plant and has stepped up production at its lines in Spain, including instrumentation lines for devices such as Erytra® and Wadiana®, to keep pace with demand from the Asia-Pacific region. Grifols maintains high levels of efficiency and productivity in its manufacturing operations.

Cumulative revenue from solutions to analyze blood donations using NAT technology (Procleix® NAT Solutions), which Grifols develops in partnership with Hologic, reflects the favorable impact of contracts signed in countries such as Japan and China. However, the competitive nature of the transfusional market that uses NAT technology and the lower level of blood transfusions in some developed countries have capped growth in the division’s revenue.

Grifols remains committed to geographic expansion. Major developments include the renewal of the contract with the national blood bank of South Africa (SANBS), including improving its automated systems to NAT technology.

Grifols’ experience and leadership in the transfusion medicine field have enabled the company to win tenders from the Turkish Red Crescent (immunohematology) and the Saudi Arabia National Guard (NAT).

In clinical analysis, Progenika Biopharma has obtained CE marking for its first test for the genetic diagnosis of Familial Hypercholesterolemia (FH) using next generation sequencing technology (NGS). FH is a disease that is characterized by high levels of LDL cholesterol, and affects one person in every 300 to 500.

•              Hospital division: 2.5% of revenue

Year-on-year, the revenue of the Hospital division remains stable at Euros 72.0 million, compared to Euros 71.0 million. During the third quarter revenue rose by +6.1% (+3.9% cc) as a result of sales progression in Spain and in international markets. The cumulative figures continue to be affected by delays in the introduction of several third-party manufacturing contracts. Sales of medical devices performed well, especially in the United States.

The second quarter ended with the successful FDA inspection of the Murcia plant (Spain). The marketing license for the saline solution produced at this plant is expected to be granted by the end of the current year.

Key developments during the quarter include FDA marketing approval in the US for the Kiro Oncology system, which automates the preparation of intravenous medication for chemotherapy, minimizing the risk for health professionals when using these products. Grifols acquired 50% of the capital of Kiro Robotics in 2014, and the strategic alliance agreement includes a commitment to internationalize the Kiro Oncology system through the Hospital division of Grifols.

Revenue performance by division for the nine months ended 30 September 2015

In thousands of euros	9M 2015	% of Net Revenues	9M 2014	% of Net Revenues	% Var	% Var cc*
BIOSCIENCE	2,212,255	77.0%	1,823,306	74.8%	21.3%	4.0%
DIAGNOSTIC	509,506	17.8%	452,805	18.6%	12.5%	(1.2)%
HOSPITAL	72,002	2.5%	70,975	2.9%	1.4%	(0.9)%
SUBTOTAL	2,793,763	97.3%	2,347,086	96.3%	19.0%	2.8%
RAW MATERIALS AND OTHERS	77,999	2.7%	91,004	3.7%	(14.3)%	(26.7)%
TOTAL	2,871,762	100.0%	2,438,090	100.0%	17.8%	1.7%

* Constant currency (cc) excludes the impact of exchange rate movements

•              Raw Materials & Others division: 2.7% of revenue

Grifols’ non-recurring sales, included under Raw Materials & Others, totaled Euros 78.0 million, representing 2.7% of net revenues. These include, among others, third-party engineering projects performed by Grifols Engineering, income deriving from manufacturing agreements with Kedrion, and royalties’ income from the Bioscience and Diagnostic divisions, including royalties acquired with the transfusion diagnostics unit, which will continue to decline.

Revenue performance by region

During the first nine months of 2015, recurring sales (excluding Raw Materials and Others) in foreign markets has risen by +19.0% (+2.8% cc) compared to the same period of 2014, totaling Euros 2,793.8 million. 95% of Grifols sales were generated outside of Spain. The company has continued to pursue its international activity during the third quarter of 2015.

Sales performance was positive in all regions in which the company operates; although it was strongest in ROW (Rest of the World), with a +25.1% increase (+11.3% cc), a figure that represents 16.3% of the group’s total revenue, compared to the 15.4% for the same period of the previous year. Global expansion is one of the company’s strategic pillars.

Consolidation of the product portfolio in transfusion medicine has played a key role in the growth of the Diagnostic division in regions with high potential, such as the Asia-Pacific region, while the Bioscience division has consolidated its position in the United States and the European Union and continues to grow strongly in new markets.

Revenue performance by region for the nine months ended 30 September 2015

In thousands of euros	9M 2015	% of Net Revenues	9M 2014	% of Net Revenues	% Var	% Var cc*
US + CANADA	1,827,774	63.7%	1,483,830	60.9%	23.2%	1.7%
EU	496,255	17.3%	487,647	20.0%	1.8%	(0.3)%
ROW	469,734	16.3%	375,609	15.4%	25.1%	11.3%
SUBTOTAL	2,793,763	97.3%	2,347,086	96.3%	19.0%	2.8%
RAW MATERIALS AND OTHERS	77,999	2.7%	91,004	3.7%	(14.3)%	(26.7)%
TOTAL	2,871,762	100.0%	2,438,090	100.0%	17.8%	1.7%

* Constant currency (cc) excludes the impact of exchange rate movements

Third quarter of 2015

Revenue continue to grow, rising by +17.4% (+1.9% cc) to Euros 971.2 million as a result of +22.7% growth (+5.9% cc) by the Bioscience division. It is worth mentioning the increased sales volume of IVIG in the United States and Canada; turnover of alpha 1-antitrypsin in North America and Europe; the contribution from albumin in China; and the strong performance of factor VIII.

The revenues of the Diagnostic division have fallen by -8.4% at constant currency. Sales of blood typing solutions performed strongly. However, the competitive environment in the NAT technology market, the lower number of transfusions in some developed countries, and the expected short-term impact of the sales related to the new contract with Abbott for the manufacture of antigens have caped revenues. Including exchange currency positive impact, net revenues have risen by +3.9% to Euros 165.5 million.

The revenue of the Hospital division has risen by +6.1% (+3.9% cc) as a result of the recovery of sales in Spain and in international markets, particularly in the US.

Revenue performance by division in the third quarter

In thousands of euros	3Q 2015	% of Net Revenues	3Q 2014	% of Net Revenues	% Var	% Var cc*
BIOSCIENCE	754,862	77.8%	615,070	74.3%	22.7%	5.9%
DIAGNOSTIC	165,519	17.0%	159,259	19.3%	3.9%	(8.4)%
HOSPITAL	22,726	2.3%	21,424	2.6%	6.1%	3.9%
SUBTOTAL	943,107	97.1%	795,753	96.2%	18.5%	3.0%
RAW MATERIALS AND OTHERS	28,090	2.9%	31,557	3.8%	(11.0)%	(24.7)%
TOTAL	971,197	100.0%	827,310	100.0%	17.4%	1.9%

* Constant currency (cc) excludes the impact of exchange rate movements

Sales performance by region in the third quarter:

In thousands of euros	3Q 2015	% of Net Revenues	3Q 2014	% of Net Revenues	% Var	% Var cc*
US + CANADA	628,598	64.7%	513,425	62.1%	22.4%	1.3%
EU	153,506	15.8%	153,491	18.5%	0.0%	(1.4)%
ROW	161,003	16.6%	128,837	15.6%	25.0%	14.8%
SUBTOTAL	943,107	97.1%	795,753	96.2%	18.5%	3.0%
RAW MATERIALS AND OTHERS	28,090	2.9%	31,557	3.8%	(11.0)%	(24.7)%
TOTAL	971,197	100.0%	827,310	100.0%	17.4%	1.9%

* Constant currency (cc) excludes the impact of exchange rate movements

Investment Activities: R&D and CAPEX

•              Research and Development

During the first nine months of the year, Grifols increased its net investment in R&D by +23.6% to Euros 169.2 million; it represents 5.9% of income. This consists primarily of Euros 158.1 million of direct expenditure on R&D, an increase of +24.0% year-on-year, and the investments made through investee companies such as Aradigm, in which Grifols has invested Euros 18.4 million over the period.

The company’s commitment to R&D has again been recognized internationally, with Grifols inclusion in Forbes Magazine’s list of the 100 most innovative companies in the world for the third consecutive year.

The company remains committed to its plans to accelerate several research projects. In this respect, as planned, Grifols will present the intermediate tolerability and safety results of its AMBAR (Alzheimer Management By Albumin Replacement). The study combined treatment with plasma exchange and albumin will be presented at the International Congress “Clinical Trials on Alzheimer’s Disease” (CTAD) to be held in Barcelona.

Following the end of the quarter, the European Investment Bank (EIB) approved a Euros 100 million loan to support Grifols’ R&D projects focused on its Bioscience division. Grifols is one of the first European companies to receive funding from the European Investment Bank through the new European Fund for Strategic Investments (EFSI), also known as the Juncker Plan. The financial conditions include a fixed interest rate for a period of ten years, with a grace period of two years.

•              Capital Expenditure (CAPEX)

Grifols allocated Euros 201.1 million to capital expenditure to September 2015 to continue expanding and improving its manufacturing facilities. A number of strategic investments set out in the plan to promote growth and support the needs of each business area have been brought forward.

The third quarter also saw continuing investment in the new alpha-1 antitrypsin purification, dosing and sterile filling plant at the industrial complex at Parets del Vallés (Barcelona, Spain); in new plasma centers and relocation of existing ones; in the new logistic and operations center of the Bioscience division in Ireland; and in the new integrated antigen production plant at Emeryville (San Francisco, United States), among others.

In October, the new global operations center of the Bioscience division in Dublin (Ireland) was officially opened, representing a total investment of US dollars 100 million. The new center is scheduled to come on stream in the first half of 2016.

Finally, Grifols has reorganized its engineering activities to enable them to provide a faster and more flexible response to the significant increase in engineering projects as a result of the internationalization and globalization of the group’s activities. Grifols Engineering will continue to implement the group’s industrial projects to satisfy the growing internal demand that is largely the result of increased capital expenditure. It will have its own organization in the United States (Grifols Engineering USA), and a new department has been created to manage projects commissioned by the group’s corporate and commercial companies (Facilities Projects).

Liquidity and Capital Resources

Uses and sources of funds

Our principal liquidity and capital requirements consist of the following:

•           costs and expenses relating to the operation of our business, including working capital for inventory purchases and accounts receivable;

•           capital expenditures for existing and new operations; and

•           debt service requirements relating to our existing and future debt.

Historically, we have financed our liquidity and capital requirements through internally generated cash flows mainly attributable to revenues; debt financings; and capital injections. As of September 30, 2015, our cash and cash equivalents totaled Euros 891.8 million and we have US Dollars 300 million undrawn as of the date of this report and available under our debt agreements. We expect our cash flows from operations combined with our cash balances and availability under our Committed Revolving Credit Facility, and other bank debt to provide sufficient liquidity to fund our current obligations, projected working capital requirements, and capital expenditures for at least the next twelve months. Currently, we do not generate significant cash in any country that might have restrictions for funds repatriation, and we estimate that the existing cash located in the U.S. and Spain, along with the cash generated from operations, will be sufficient to meet future cash needs in key countries.

Cash flow

During the nine months period ended 30 September 2015 the Group used net cash flow of Euros 268.0 million. The variation in net cash flow reflects:

•           Net cash from operating activities of Euros 432.4 million. The Euros 857.0 million of cash flow generated by Grifols´ operations was partially offset by Euros 180.6 million of cash used for working capital requirements and Euros 244.0 million of cash used for interest payment and tax collections.

•           Net cash used in investing activities of Euros 560.4 million. The Group has repurchased industrial assets in the United States and Spain for a total amount of Euros 232 million (US Dollars 263 million) and Euros 45 million, respectively.

•           Net cash used in financing activities of Euros 140.0 million. This result includes mainly debt repayments, dividend payments and other financing activities.

See the cash flow statement included as part of the Condensed Consolidated Interim Financial Statements for a more detailed breakdown of movements.

Indebtedness

On 17 March 2014 the Group concluded the debt refinancing process. The total debt refinanced amounts to US Dollars 5,500 million (Euros 4,075 million) and represents Grifols’ entire debt, including the US Dollars 1,500 million bridge loan obtained for the acquisition of Novartis’ transfusional diagnostics unit. Following the refinancing process, Grifols’ debt structure consists of a US Dollars 4,500 million non-current loan with institutional investors and banks segmented in two tranches (Term Loan A and Term Loan B), and a US Dollars 1,000 million bond issuance (Senior Unsecured Notes).

•              Senior unsecured notes

On 5 March 2014, Grifols Worldwide Operations Limited, a 100% subsidiary of Grifols, S.A., issued US Dollars 1,000 million of Senior Unsecured Notes (the “Notes”) that will mature in 2022 and bears an annual interest at a rate of 5.25%. These notes replaced the Senior Unsecured Notes issued in 2011 amounting to US Dollars 1,100 million, with a maturity in 2018 and at interest rate of 8.25%. On 29 May 2014 the Notes were admitted to listing on the Irish Stock Exchange.

The costs of refinancing Senior Unsecured Notes amounted to Euros 67.6 million, including the costs of cancellation. These costs were included as transaction costs together with other costs deriving from the debt issue and will be taken to profit or loss in accordance with the effective interest rate. Based on the analysis of the quantitative and qualitative factors, the Group concluded that the renegotiation of conditions of the senior unsecured notes did not trigger a derecognition of the liability. Unamortised financing costs from the senior unsecured debt amount to Euros 139 million at 30 September 2015 (Euros 145 million at 31 December 2014).

•              Senior Secured Debt

On 17 March 2014 the Group refinanced its Senior Secured Debt. The new senior debt consists of a Term Loan A (“TLA”), which amounts to US Dollars 700 million with a 2.50% margin over US Libor and maturity in 2020, a Term Loan B (“TLB”) that amounts to US Dollars 3,250 million and Euros 400 million with a 3.00% margin over Libor and Euribor, respectively, and maturity in 2021 and up to US Dollars 300 million committed revolving facility undrawn as at the date of this report. Furthermore, the embedded floor included in the former senior debt, was terminated.

The costs of refinancing the senior debt amounted to Euros 115.6 million. The termination of the embedded derivatives of the senior debt formed part of the refinancing and the resulting change in the fair values amounting to Euros 23.8 million reduced the financing cost. Based on the analysis of the quantitative and qualitative factors, the Group concluded that the renegotiation of conditions of the senior debt did not trigger a derecognition of the liability. Therefore, the net amount of the financing cost reduced the previous amount recognized and form part of the amortised cost over the duration of the debt. Unamortised financing costs from the senior secured debt amount to Euros 195 million at 30 September 2015 (Euros 209 million at 31 December 2014).

“Cautionary Statement Regarding Forward-Looking Statements”

The facts and figures contained in this report which do not refer to historical data are “projections and forward-looking statements”. The words and expressions like “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “try to achieve”, “estimate”, “future” and similar expressions, insofar as they are related to Grifols Group, are used to identify projections and forward-looking statements. These expressions reflect the assumptions, hypothesis, expectations and anticipations of the management team at the date of preparation of this report, which are subject to a number of factors that could make the real results differ considerably. The future results of Grifols Group could be affected by events related to its own activity, such as shortages of raw materials for the manufacture of its products, the launch of competitive products or changes in the regulations of markets in which it operates, among others. At the date of preparation of this report Grifols Group has adopted the measures it considers necessary to offset the possible effects of these events. Grifols, S.A. does not assume any obligation to publicly inform, review or update any projections and forward-looking statements to adapt them to facts or circumstances following the preparation of this report, except as specifically required by law.

This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law 24/1988, of July 28, the Royal Decree-Law 5/2005, of March 11, and/or Royal Decree 1310/2005, of November 4, and its implementing regulations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
		Name:	David I. Bell
		Title:	Authorized Signatory

Date: November 4, 2015